FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the month of          May 31            , 2002
                                ---------------------------

                            Indo-Pacific Energy Ltd.

                 (Translation of registrant's name into English)

         Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F     X     Form 40-F
                      -----               -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes           X     No
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.
                                              -------

                                       SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Indo-Pacific Energy Ltd.
                                        ------------------------
                                        (Registrant)

Date:   22nd May 2002                   /s/ David Bennett
                                        ------------------------
                                        (Signature)

                                        David Bennett
                                        ------------------------
                                        (Name)

                                        Director
                                        ------------------------
                                        (Title)

                                 BC FORM 51-901F

                         QUARTERLY AND YEAR END REPORT


INCORPORATED AS PART OF SCHEDULE A


ISSUER DETAILS

NAME OF ISSUER:              INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS:              284 KARORI ROAD
                             KARORI
                             WELLINGTON
                             NEW ZEALAND

ISSUER TELEPHONE NUMBER:     (644) 476 2717

ISSUER FACSIMILE NUMBER:     (644) 476 0120

CONTACT NAME AND POSITION:   DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER:    (644) 476-2717

CONTACT EMAIL ADDRESS:       mail@indopacific.co.nz

WEB SITE ADDRESS:            www.indopacific.com

FOR THE YEAR ENDED:          DECEMBER 31, 2001

DATE OF REPORT:              MAY 18, 2002


CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


/s/ David Bennett            David Bennett                 02/05/18
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE        PRINT FULL NAME                DATE SIGNED YY/MM/DD)

/s/ David McDonald           David McDonald                02/05/18
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE        PRINT FULL NAME                DATE SIGNED YY/MM/DD)

                             INDO-PACIFIC ENERGY LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                               DECEMBER 31, 2001

                                AUDITORS' REPORT



To the Shareholders of Indo-Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Indo-Pacific Energy Ltd. as of December 31, 2001 and the related consolidated statements of operations and deficit, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the USA. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of Indo-Pacific Energy Ltd. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in accordance with generally accepted accounting principles in Canada.

The consolidated statements of operations and deficit and cash flows for the years ended December 31, 2000 and 1999 were reported upon by another firm of auditors who issued an unqualified opinion dated March 23, 2001.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, there is substantial doubt regarding the ability of the Company to continue to meet all of its future commitments. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






BDO SPICERS
CHARTERED ACCOUNTANTS

Wellington,
New Zealand
March 15, 2002

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)
================================================================================

As at December 31,                                            2001      2000
--------------------------------------------------------------------------------

Assets

Current
Cash and short-term deposits                          $ 3,282,007   $ 2,887,771
Accounts receivable                                       315,308       219,837
Prepaid expenses and deposits                             101,524        38,728
--------------------------------------------------------------------------------
                                                        3,698,839     3,146,336

Due from related parties (Note 5)                          28,395        79,838
Property and equipment (Note 3)                            70,203       124,835
Oil and gas properties (Note 4)                         8,093,741     6,636,417
--------------------------------------------------------------------------------
Total Assets                                          $11,891,178   $ 9,987,426
================================================================================

Liabilities

Current
Accounts payable and accrued liabilities              $   960,120   $   165,167
--------------------------------------------------------------------------------

Total Liabilities                                         960,120       165,167
--------------------------------------------------------------------------------

Commitments and Contingencies (Notes 1 and 6)

Stockholders' Equity

Common stock without par value (Note 7);
unlimited shares authorized;
Issued and outstanding at December 31,
  2001 and 2000: 6,489,324 shares                      19,478,365    19,478,365
Accumulated deficit                                    (8,547,307)   (9,656,106)
--------------------------------------------------------------------------------
Total Stockholders' Equity                             10,931,058     9,822,259
--------------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity          $11,891,178   $ 9,987,426
================================================================================

Approved by the Directors:


___________________________________          ___________________________________
Director                                     Director

     See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31,            2001          2000          1999
--------------------------------------------------------------------------------

Production Income:
Oil and gas sales                       $ 3,744,036   $   475,646   $   314,698
Production operating costs                 (652,240)      (35,411)      (50,598)
Royalties                                  (369,536)      (23,962)      (15,248)
Depletion                                  (266,329)     (112,332)     (104,475)
--------------------------------------------------------------------------------
Net Production Income                     2,455,931       303,941       144,377
--------------------------------------------------------------------------------

Other Income
Interest income                              94,954       224,549       358,911

Expenses
General and administrative (Schedule)      (735,624)     (743,600)     (540,622)
Write-off of oil and gas properties        (706,462)   (2,725,925)     (983,168)
--------------------------------------------------------------------------------
Net income/(loss) for the year
  before other items                      1,108,799    (2,941,035)   (1,020,502)

Other Items

Gain on disposal of investments                -           70,000          -
Write down of marketable securities            -             -         (160,756)
--------------------------------------------------------------------------------
Net profit/(loss) for the year
  before tax                              1,108,799    (2,871,035)   (1,181,258)

Income tax expense (Note 9)                    -             -             -
--------------------------------------------------------------------------------

Net profit/(loss) for the year
  after tax                               1,108,799    (2,871,035)   (1,181,258)

Deficit - Beginning of Year              (9,656,106)   (6,785,071)   (5,603,813)
--------------------------------------------------------------------------------

Deficit - End of year                   $(8,547,307)  $(9,656,106)  $(6,785,071)
================================================================================
Basic earnings/(loss) per share
  (Note 8)                              $      0.17   $     (0.47)  $     (0.21)
================================================================================

Diluted earnings/(loss) per share
  (Note 8)                              $      0.17   $     (0.47)  $     (0.21)
================================================================================


See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders' Equity
(Expressed in United States Dollars)
================================================================================
For the Years Ended December 31, 2001, 2000, and 1999
--------------------------------------------------------------------------------

                                                                                                Total
                                                      Common Stock            Accumulated   Stockholders'
                                              ---------------------------
                                                Shares           Amount         Deficit         Equity
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                  5,652,479      $ 17,386,253    $  (5,603,813)  $ 11,782,440

Net loss during the year                                                        (1,181,258)    (1,181,258)
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 1999                  5,652,479      $ 17,386,253    $  (6,785,071)  $ 10,601,182

Common stock issued for purchase
  from Trans-Orient Petroleum Ltd               836,845         2,092,112             -         2,092,112
 (Note 5)
Net loss during the year                                                        (2,871,035)    (2,871,035)
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                  6,489,324      $ 19,478,365    $  (9,656,106)  $  9,822,259
-------------------------------------------------------------------------------------------------------------

Issued during fiscal year 2001                     -                 -                -              -

Net profit during the year                                                       1,108,799      1,108,799
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                  6,489,324      $ 19,478,365    $  (8,547,307)  $ 10,931,058
=============================================================================================================





     See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
================================================================================
For the Years Ended December 31,            2001          2000          1999
--------------------------------------------------------------------------------

Operating Activities

Net income/(loss) for the year          $ 1,108,799   $(2,871,035)  $(1,181,258)
Adjustments to reconcile net income/
  (loss) to cash applied to operating
  activities:
   Depletion                                266,329       112,332       104,475
   Write-off of oil and gas properties      706,462     2,725,925       983,168
   Amortization                              67,342        60,575        72,380
   Gain on disposal of investments             -          (70,000)         -
   Write-down of marketable securities         -             -          160,756
Changes in non-cash working capital:
   Accounts receivable                      (95,471)      (71,418)      (46,225)
   Prepaid expenses and deposits            (62,796)       11,382       (41,075)
   Accounts payable and accrued
     liabilities                            235,402      (111,207)      112,692
   GST payable                               48,507        (1,609)        8,395
--------------------------------------------------------------------------------
Net cash provided by (used in)
  operating activities                    2,274,574      (215,055)      173,308
--------------------------------------------------------------------------------

Financing Activities

--------------------------------------------------------------------------------
Net cash provided by financing activities      -             -             -
--------------------------------------------------------------------------------

Investing Activities

Due from related parties                     51,443       (17,171)      (16,506)
Loan receivable from related party             -             -       (1,062,211)
Purchase of investments                        -             -         (420,000)
Purchase of property and equipment          (12,710)      (41,449)      (82,265)
Oil and gas properties, net of
  recoveries                             (1,919,071)   (1,701,808)   (1,923,921)
--------------------------------------------------------------------------------
Net cash used in investing activities    (1,880,338)   (1,760,428)   (3,504,903)
--------------------------------------------------------------------------------

Net increase (decrease) in cash
  during the year                           394,236    (1,975,483)   (3,331,595)

Cash and short-term deposits -
  Beginning of year                       2,887,771     4,863,254     8,194,849
--------------------------------------------------------------------------------

Cash and short-term deposits -
  End of year                           $ 3,282,007   $ 2,887,771   $ 4,863,254
================================================================================



     See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
- Supplemental Disclosure of Non-cash Financing and Investing Activities (Expressed in United States Dollars)
================================================================================

For the Years Ended December 31,            2001          2000          1999
--------------------------------------------------------------------------------

Purchase of Oil and Gas Properties from
Trans-Orient Petroleum Limited

Purchase of oil and gas properties             -      $(4,097,360)         -
--------------------------------------------------------------------------------

Gross overriding royalties issued                               1
Marketable securities transferred              -          222,319          -
Investments transferred                        -          670,000          -
Gain on investments transferred                            70,000
Loan balance forgiven                          -        1,062,211          -
Foreign exchange translation effect            -          (19,283)         -
Common stock issued as consideration
  for the purchase of oil and gas
  properties                                   -        2,092,112          -
--------------------------------------------------------------------------------

                                               -      $ 4,097,360          -
================================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31,            2001          2000          1999
--------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit                    $   100,943   $    44,611   $    46,189
Consulting fees                              95,887        41,213        29,751
Corporate relations and development          91,672        95,385        46,775
Amortization                                 67,342        60,575        72,380
Filing and transfer agency fees               3,786        16,997         4,836
Foreign exchange loss (gain)                  8,128        95,563       (42,886)
Legal                                       214,604       159,948        50,795
Office and miscellaneous                    117,581       107,047       110,152
Printing                                     24,226        40,026        67,243
Rent (Note 5)                                35,307        43,481        57,294
Telephone                                    25,764        27,931        39,823
Travel and accommodation                     46,516        50,588        52,530
Wages and benefits                           86,919       169,741       159,618
                                        ---------------------------------------

Gross general and administrative
  expenses                                  918,675       953,106       694,500

Recovery of general and administrative
  expenses                                 (183,051)     (209,506)     (153,878)
                                        ---------------------------------------

Net general and administrative expenses $   735,624   $   743,600   $   540,622
                                        ========================================

     See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The Company is primarily engaged in the acquisition, exploration and development of its oil and gas properties and, with the exception of PMP 38148, has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company has generated sufficient cash flow from operations to fund its entire exploration and development activities in fiscal 2001, but may not do so in the future. It has relied principally upon the issuance of securities for financing. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Refer to Note 6.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Accounting Principles and Use of Estimates

     These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require the Company's management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the year reported. Actual results could differ from these estimates.

     Material differences between Canadian and United States generally accepted accounting principles which affect the Company are referred to in Note 13.

b)   Basis of Consolidation

     These consolidated financial statements include the accounts of Indo-Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Australia Ltd., Odyssey International Ltd., Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, PEP 38716 Limited, Millennium Oil & Gas Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans -Orient Petroleum (PNG) Limited. All significant intercompany balances and transactions have been eliminated upon consolidation.

c)   Joint Operations

     The Company's exploration and development activities are conducted jointly with other companies and accordingly, these financial statements reflect only the Company's proportionate interest in these activities.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)   Translation of Foreign Currencies

     The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the temporal method of foreign currency translation is used for conversion into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. The majority of revenues are received in US dollars, but revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)   Financial Instruments

     Cash and short-term deposits, accounts receivable, due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f)   Cash and Short-Term Deposits

     Cash and short-term deposits include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

g)   Property and Equipment

     Property and equipment consist of furniture and office equipment, which are recorded at cost and amortized over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%.

h)   Oil and Gas Properties

     The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

     Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)   Oil and Gas Properties (continued)

     A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at each year end.

     Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off an unproved property under one or more of the following conditions:

     (i) there are no firm plans for further drilling on the unproved property;
     (ii) negative results were obtained from studies of the unproved property;
     (iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or
     (iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i)   Income Taxes

     The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.


NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

                                                      2001             2000
                                                  ------------     ------------
Furniture and office equipment                    $    318,027     $    305,317

Accumulated amortization                              (247,824)        (180,482)
                                                  ------------     ------------

                                                  $     70,203     $    124,835
                                                  ============     ============

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

                                                Net Book      Expenditure                 Depletion/     Net Book
                                                Value at       Additions   (Recoveries)   Write Downs    Value at
                                                December 31,   During the   During the    During the    December 31,
                                                   2000           Year         Year           Year          2001
                                              -------------------------------------------------------------------------
Proved:
New Zealand
   PMP 38148 - Ngatoro Oil Field              $    332,482   $     16,181   $       -      $    (70,979)   $    277,684
   PMP 38148 - Goldie Oil Field                     17,270      1,438,371       (775,128)      (195,350)        485,163
                                              -------------------------------------------------------------------------
Total Proved                                       349,752      1,454,552       (775,128)      (266,329)        762,847

Unproved:
New Zealand
   PEP 38256 - Exploration                          98,352         15,542           -              -            113,894
   PEP 38328 - Exploration                         622,020            898        (52,565)       (73,769)        496,584
   PEP 38330 - Exploration                         251,072         29,266           -              -            280,338
   PEP 38332 - Exploration                         411,634         57,822           -           (19,189)        450,267
   PEP 38335 - Exploration                         169,236        468,056           -          (550,827)         86,465
   PEP 38339 - Exploration                            -             8,410           -            (8,410)           -
   PEP 38716 - Exploration                         456,306         37,789        (40,300)          -            453,795
   PEP 38720 - Exploration                       1,163,619         18,071           -              -          1,181,690
   PEP 38723 - Exploration                          90,513         43,759           -              -            134,272
   PEP 38736 - Exploration                         151,144      1,048,454           -              -          1,199,598
   New Licences                                         50         33,185           -           (25,391)          7,844
Australia
   AC/P 19 - Exploration                           395,994         50,675           -              -            446,669
   AC/P 31 - Exploration                             9,489          1,525           -              -             11,014
   AC/P 26 - Exploration                           240,951         41,360        (48,842)          -            233,469
   ZOCA 96-16 - Exploration                        241,436         15,356           -           (21,065)        235,727
Papua New Guinea
   PPL 192 - Exploration                           872,661          5,382           -            (7,811)        870,232
   PPL 215 - Exploration                           394,965          8,412           -              -            403,377
   PPL 228 - Exploration                              -             2,960           -              -              2,960
  *PRL 4 - Stanley Retention                        71,722          1,938           -              -             73,660
  *PRL 5 - Elevala Retention                       645,501          3,538           -              -            649,039
                                              -------------------------------------------------------------------------

Total Unproved                                   6,286,665      1,892,398       (141,707)      (706,462)      7,330,894
                                              -------------------------------------------------------------------------

                                              $  6,636,417   $  3,346,950   $   (916,835)  $   (972,791)   $  8,093,741
                                              =========================================================================

NB: * PPL 157 was relinquished in favour of the two retention licences PRL 4 and PRL 5, and accordingly the expenditure held for PPL 157 of $717,223 has been allocated to these licences.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue.
The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

a)   PMP 38148 - Ngatoro and Goldie Oil Fields

     The Company has a 5% participating interest in Petroleum Mining Permit 38148, which includes seven producing oil and/or gas wells in the Ngatoro Oil Field, and a 100% interest in the Goldie sole risk area (reducing to a 40.43% interest upon the sole risk premium being reached).

     Gross production revenue from the Company's 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production) was $3,744,036 for the year ended December 31, 2001 (2000: $475,646 and 1999:
     $314,698), from total oil sales of approximately 163,900 barrels (2000:
     17,090 barrels and 1999: 19,768 barrels).

     The Goldie-1 well was drilled by the Company in February-March 2001 as a sole risk operation; and came into production in the second half of March 2001. Under the terms of the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached.

     The ceiling test was applied to the cash revenues from production for Ngatoro and Goldie, discounted by 10%, based on a WTI oil price as at December 31, 2001 of $20.00 per barrel (December 31, 2000: $26.00/bbl and 1999: $26.00/bbl).

     At December 31, 2001, PMP 38148 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

     In June 2001 the Company issued a sole risk notice to drill the Tabla-1 exploration well to the south-east of the current Ngatoro oil field. In December 2001 the other Joint Venture partners indicated they would join in the sole-risk operation, and so the well will be drilled as a Joint Venture operation by June 2002. The Company has an obligation to fund its 5% share of the cost of the well - estimated to be approximately $680,000 (Company share: $34,000).

b)   PEP 38256

     The Company has a 20% participating interest in, and is the operator of, Petroleum Exploration Permit 38256 ("PEP 38256"), which was granted on August 25, 1997. One-half of the original area was relinquished on August 25, 2000. The other participants of PEP 38256 are: AMG Oil Ltd. (52.5%), Orion New Zealand Ltd (10%), Durum Cons. Energy Corp (10%) and Magellan Petroleum Ltd (7.5%).

     At December 31, 2001, PEP 38256 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

c)   PEP 38328

     The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38328 ("PEP 38328"), which was granted on June 19, 1996. The other participant of PEP 38328 is Origin Energy Resources Limited - "Origin" - (37.5%).

     The Company and the other participant have completed the work program required for the first five years that included drilling the Kereru-1 and Whakatu-1 exploration wells. At December 31, 2001, PEP 38328 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

d)   PEP 38330

     The Company has a 39.3% participating interest in, and is the operator of, Petroleum Exploration Permit 38330 ("PEP 38330"), which was granted on July 1, 1996. The other participants of PEP 38330 are Pan Continental Petroleum N.L. (38.2%) and Origin (22.5%).

     The Company and the other participants have completed the work program required for the first four and half years. The Company and the participants of PEP 38330 are required to drill an exploration well in the first half of 2002 and have committed to drill the Waingaromia-2 well. Preparations are underway for Waingaromia-2 to be drilled in the second quarter to fulfill this obligation, at an estimated cost of approximately $380,000 (Company share $150,000).

     At December 31, 2001, PEP 38330 is in good standing with respect to its work commitments and the Company will be required to fund $150,000 of exploration expenditures for the 2002 fiscal year.


e)   PEP 38332

     The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38332 ("PEP 38332"), which was granted on June 24, 1997. The other participant of PEP 38332 is Origin (37.5%).

     At December 31, 2001, PEP 38332 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

f)   PEP 38335

     The Company has a 25% participating interest in Petroleum Exploration Permit 38335 ("PEP 38335"), which was granted on November 29, 1998. The other participants of PEP 38335 are Westech Energy Corporation (55%), as the operator, Sun Resources NL (7.5%), Pancontinental Oil and Gas NL (7.5%) and Everest Energy Inc. (5%).

     The Company and the other participants have completed the work program for the two years, including the drilling of the Waitaria-2 well. At December 31, 2001, PEP 38335 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

g)   PEP 38716

     The Company has a 23.8% participating interest in Petroleum Exploration Permit 38716 ("PEP 38716"), which was granted on January 30, 1996. The other participants of PEP 38716 are Marabella Enterprises Ltd. (29.6%), as the operator, Australian Worldwide Exploration N.L. (25%), Antrim Oil and Gas Ltd (7.5%), Swift Energy International Inc. (7.5%) and Euro-Pacific Energy Pty. Ltd. (6.6%).

     The Company and the other participants have completed the work program required to January 30, 2001 that included drilling the Huinga-1 exploration well. The participants of PEP 38716 were required, and committed, to deepen the Huinga-1A exploration well prior to January 31, 2002. Due to delays in rig availability, the New Zealand Government agreed to delay this requirement to July 31, 2002. The well is to be drilled immediately following the Makino-1 well in the adjacent permit, and is expected to spud in March or April 2002. By an agreement dated December 18, 2001 between Preussag Energie GmbH ("Preussag") and the Company, Preussag agreed to funding 23.0% of the Company's share of the drilling of the Huinga-1B well deepening of an estimated well cost of $2.7 million, in return for an 11.5% interest in the permit. The Company is required to fund a 0.8% share of the cost of the operation, estimated to be $21,600.

     At December 31, 2001, PEP 38716 is in good standing with respect to its work commitments and the Company will be required to fund $25,000 of exploration expenditures for the 2002 fiscal year.

h)   PEP 38720

     The Company has a 100% participating interest in, and is the operator of, Petroleum Exploration Permit 38720 ("PEP 38720"), which was granted on September 2, 1996.

     The Company has completed the work program required for the first five year term that included drilling the Clematis-1 exploration well. An "Acceptable Frontier Offer" ("AFO") has been submitted and is currently awaiting approval by the New Zealand government over the area of PEP38720.

i)   PEP 38723

     The Company has an 80% participating interest in, and is the operator of, Petroleum Exploration Permit 38723 ("PEP 38723") which was granted on October 30, 1997. The other participant of PEP 38723 is Gondwana Energy, Ltd. (20%).

     The Company and the other participant have completed the work program required to April 30, 2000, including drilling the Ratapiko-1 exploration well in January 2001. Under the terms of a farmin agreement, Texas Petroleum Investment Company ("TPIC") met the cost of drilling Ratapiko-1 and were required to fund a further well in order to earn a 55% interest in the permit. TPIC subsequently decided not to fund a second well and assigned the interest back to the Company and Gondwana.

     At December 31, 2001, PEP 38723 is in good standing with respect to its work commitments, and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

j)   PEP 38736

     The Company has a 100% participating interest in Petroleum Exploration Permit 38736 ("PEP 38736"), which was granted on July 14, 1999.

     The Company has completed the work program required for the first two years. The Company is required to drill a well by July 14, 2002 and has fulfilled this obligation by drilling the Kahili-1 well during December 2001 and January 2002. The well successfully recovered oil during an open-hole test and the Company is currently seeking partners to help fund deviating the well to an up-dip location. At December 31, 2001, PEP 38736 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year. The Company estimates it will incur a further $1,380,000 of expenditure in drilling the Kahili-1 well in fiscal 2002, out of a total expenditure for the well of $2,230,000.

AUSTRALIA

Unless otherwise indicated, offshore exploration permits granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with undeducted exploration expenditures compounded forward at the Long-term Bank Rate ("LTBR") plus 15% and project expenditures at LTBR plus 5%.

k)   AC/P19

     The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 19 ("AC/P19") which was granted on May 30, 1997. AC/P19 is subject to a maximum 5% carried interest to the original participants, convertible to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

     The Company has completed the work program required for the first four years, and is required to complete further program including drilling one exploration well over the 17 months from December 31, 2001. During January 2002 the Company acquired a further 90km of seismic data to firm up the Ursa prospect for drilling. At December 31, 2001, AC/P19 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2002 fiscal year requires an estimated $150,000 of exploration expenditures to be incurred.

l)   AC/P31

     The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 31 ("AC/P31"), which was granted on September 12, 1999.

     The Company has completed the work program required for the first year and is required to complete further program including drilling one exploration well over 4 years from December 31, 2001. At December 31, 2001, AC/P31 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2002 fiscal year requires an estimated $16,000 of exploration expenditures to be incurred.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

m)   AC/P 26

     The Company has a 50% participating interest in Ashmore-Cartier Permit 26 ("AC/P26"), which commenced on February 26, 1998. The other participant in AC/P26 is West Oil N.L. (50%), as operator. AC/P26 is subject to a maximum 5% carried interest to the original participants, convertible to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

     The Company and the other participants have completed the work program required for the first three years, and are required to complete further work program, including drilling a well by May 25, 2002. By an agreement dated December 18, 2001 Anadarko Petroleum Ltd ("Anadarko") agreed to fund the entire cost of the well for an option to take up 75% interest in the permit. Anadarko drilled the Anson North-1 well in fulfillment of this obligation in February 2002, and the permit has been maintained in good standing.

     At December 31, 2001, AC/P26 is in good standing with respect to its work commitments. The Company's share of the committed work program for the 2002 fiscal year requires an estimated $1,595,000 of exploration expenditures to be incurred, but under the agreement with Anadarko, Anadarko will carry the cost of all the Company's obligation, in respect of drilling an exploration well, for an option to take up 37.5% of the Company's interest.

n)   ZOCA 96-16

     The Company has a 10% participating interest in the Zone of Cooperation Area 96-16 ("ZOCA 96-16") which commenced on November 14, 1996. The participants have relinquished 25% of the original permit area at the end of the third year and are required to relinquish a further 25% of the original permit area at the end of the sixth year, with the remaining area relinquished in its entirety by the end of the tenth year. ZOCA 96-16 is subject to an annual contract service fee of US$125,000 and production sharing with the Australia-Indonesia Joint Authority. For the first five years of production, the Joint Authority is entitled to 50% to 70% of the initial 10% of gross production, and of the initial 20% of gross production for each year thereafter. Any excess production, after deduction of allowable operating costs and investment credits of 127% of exploration expenditures, is shared with the Joint Authority at rates of 50% to 70%. In addition, any taxable income from the area is also subject to a combined tax regime, with an effective corporate tax rate of 42%. The other participants in ZOCA 96-16 are Phillips Petroleum Ltd (66%), as operator, Norwest Energy N.L., (14%) and West Oil N.L. (10%).

     The Company and its co-participants have completed the work program required for the four years, including drilling an exploration well:
     Coleraine-1. At December 31, 2001, ZOCA 96-16 is in good standing with respect to its work commitments. The Company's share of the committed work program for the 2002 fiscal year requires an estimated $10,000 of exploration expenditures to be incurred.

PAPUA NEW GUINEA

Petroleum prospecting Licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Agreement upon a discovery. The Petroleum Agreement provides the right to produce any oil and gas discovered for a period of up to 30 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea and a 2% participating interest that can be acquired by local landowners. The participants can apply for extensions or reductions of the committed work programs for the Licences under certain circumstances.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 4 - OIL AND GAS PROPERTIES (continued)

o)   PPL 192 (and APPL 231)

     The Company has a 60% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 192 ("PPL 192"), which was granted on January 28, 1997. The other participants of PPL 192 are Durum Cons. Energy Corp. (20%) and Mosaic Oil N.L. (20%).

     The Company and the other participants have completed the work program required for the first three years, including acquiring seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002. The Company is negotiating to replace the PPL 192 and PPL 215 Licences with one new Licence over the prospective areas of both Licences, which will not require significant expenditures in the next 12 months. The application for the permit: APPL 231 is currently awaiting approval from the Papua New Guinea Department of Mines and Energy.

     At December 31, 2001, PPL 192 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2002 fiscal year requires an estimated $3,000,000 of exploration expenditures to be incurred.

p)   PPL 215 (and APPL 231)

     The Company has an 80% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 215 ("PPL 215") which was granted on May 6, 1999. The other participant of PPL 215 is Mosaic Oil N.L. (20%).

     The Company and the other participants have completed the work program required for the first two years, including acquiring seismic data.

     At December 31, 2001, PPL 215 is in good standing with respect to its work and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

q)   PPL 228

     The Company has a 10% participating interest in Petroleum Prospecting Licence No. 228 ("PPL 228"), which was awarded in June 2001. The other participants in PPL 228 are Santos Ltd. (40%), as the operator, Victoria Petroleum N.L. (15%), First Australian Resources N.L. (12.5%), Highland Petroleum Ltd (12.5%) and Bligh Oil & Minerals N.L. (10%).

     The Licence includes part of the area of the previously held PPL 213 Licence, in which the Tumuli-1 exploration well was drilled, and which was surrendered on June 18, 2001.

     At December 31, 2001, PPL 228 is in good standing with respect to its work and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

r)   PRL 4 and PRL 5

     The Company has a 7.5% participating interest in Petroleum Retention Licence No. 4 ("PRL 4") which was awarded on February 15, 2000, over the Stanley discovery area, and PRL 5, which was awarded on September 27, 2000, over the Elevala and Ketu discoveries. The other participants in PRL 4 and PRL 5 are Santos Ltd. (35.25%), as the operator, Omega Oil N.L. (15%), Carnarvon Petroleum N.L. (15%), Bligh Oil & Minerals N.L. (7.25%) and SPI Ltd. (20%). At December 31, 2001, PRL 4 and 5 are in good standing with respect to work commitments and do not require the Company to incur minimum exploration expenditures for the 2002 fiscal year.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS

a)   Purchase of Oil & Gas Properties from Trans-Orient Petroleum Limited

     By a letter of intent dated January 30, 2000 and under an effective date of January 1, 2000 between Trans-Orient Petroleum Ltd. ("Trans-Orient") and the Company, the Company agreed to acquire all of Trans-Orient's onshore and offshore oil and gas interests located in New Zealand, Australia and Papua New Guinea at a purchase price of $4,097,360, representing an aggregate 20% premium of the total book value of the interests. At the request of the Boards of Directors of both Trans-Orient and the Company, an independent party reviewed the proposed transaction and determined that the transaction was fair to both companies. As part of the transaction, the loan receivable from Trans-Orient to the Company was offset against the purchase price.

     The Company issued 836,845 units of the Company to Trans-Orient at a deemed value of $2.50 per unit for a total value of $2,092,112. Each unit consists of one common share of the Company, one Series A warrant and one Series B warrant. Each Series A warrant is exercisable to purchase one common share at a price of $2.50 during the first year and thereafter at a price of $3.75 during the second year. Each Series B warrant will, upon a commercial discovery on any one of the oil and gas interests in the transaction, replace each Series A warrant exercised and is exercisable to purchase one common share at a price of $7.50 until expiry during the first two years. Additionally, the Company provided Trans-Orient with anti-dilution protection for a period of one year from the closing date (March 31, 2000) if the aggregate amount raised was greater than $500,000 and the average price was less than $2.50 per share or unit.

     The Company provided Trans-Orient additional consideration for the transaction, as follows:

     (i) 1,800,000 common shares of AMG Oil Ltd. ("AMG Oil") acquired at a cost of $650,000 and valued at $720,000 for the transaction, including the option to purchase a further 200,000 shares of AMG Oil at a price of $0.50 per share expiring on December 31, 2000;
     (ii) 600,000 shares of Gondwana Energy, Ltd. acquired at a cost of and valued at $20,000 for the transaction;
     (iii) 517,020 shares of Trans-Orient Petroleum Ltd. acquired at a cost of $383,075 and valued at $222,319 for the transaction; and
     (iv) gross overriding royalties, valued at $1 for the transaction, on all oil and gas interests purchased from Trans-Orient ranging from 1% to 5%.

     At an extraordinary general meeting held on May 23, 2000, this transaction was approved by the shareholders of Trans-Orient and completed.

     The Company purchased the following Trans-Orient subsidiaries as part of the transaction: Trans-Orient Petroleum (PNG) Limited, Trans-Orient Petroleum (Aust) Pty Limited and its wholly-owned subsidiary ZOCA 96-16 Pty Limited.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

     The following is a summary of the oil and gas interests purchased in the transaction:


                                   Interest           Agreed         GORR on
                                 Purchased at        Transfer        Interest
     Permit                        January 1,        Value of         Due to
     Description                     2000           Properties      Trans-Orient
                               -------------------------------------------------
     Unproved:
     New Zealand
       PEP 38256                      35%            $   50,153       2%
       PEP 38328                      22.5%             774,183       2% (A)/(B)
       PEP 38332                      20%               120,898       2%
       PEP 38335                      15%               118,076       2%
       PEP 38339                      50%                42,568       2%
       PEP 38720                      50%               554,902       2%
       PEP 38723                      40%                22,910       2%
       New Ventures                                       3,242
     Australia
       AC/P 26                        30%               144,084       1%
       ZOCA 96-16                     10%               603,767       1%
     Papua New Guinea
       PPL 157                         7.5%           1,224,522       1%
       PPL 192                        20%               250,506       1%
       PPL 213                         5%                  -          1%
       PPL 215                        40%               187,548       1%
                                                    -----------
                                                    $ 4,097,359
                                                    ===========

Notes:

(A) A 2% GORR applies over PEP 38328 unless a discovery is made on a well drilled within one kilometer of the Whakatu-1 well in which case a 5% GORR would apply.
(B)   The value of the GORR of $1 has been applied to PEP38328.


b)   Due from Related Parties

     At December 31, 2001, the Company is owed $28,395 (December 31, 2000:
     $79,838) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

c)   Oil and Gas Properties

     Certain participants of oil and gas properties have directors, officers and /or principal shareholders in common with the Company. These participants are AMG Oil Ltd., Durum Cons. Energy Corp. and Gondwana Energy, Ltd.

     Refer to Note 4

d)   Other

     During the 2001 fiscal year, the Company incurred $111,942 (2000 fiscal year - $81,275, 1999 fiscal year - $60,899) in remuneration and $21,581 (2000 fiscal year - $23,439, 1999 fiscal year - $27,177) in rent to the President of the Company.

     The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.


NOTE 6 - COMMITMENTS AND CONTINGENCIES

a)   Work Commitments

     The Company participates in oil and gas exploration and development operations jointly with third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company's management estimates that the total commitments under various agreements for the next fiscal year is approximately $6,360,000, of which, an unrelated third party (Anadarko Petroleum Ltd) has agreed to fund operations with an estimated cost of $1,595,000, for the option to receive an interest in AC/P26.

     The Company's commitments under Licence obligations are summarized as follows:

     Period:                                       Commitment
     Within 1 year                                $ 6,360,000
     More than 1 year and within 2 years            9,080,000
     More than 2 year and within 3 years               55,000
     More than 3 year and within 4 years            3,620,000
     More than 4 years                                   -
                                                  -----------
                                                  $19,115,000
                                                  ===========

     This is the Company's share of commitments as recorded on various Licence documents, but the Company intends to "Farm-Out" major expenditures, as explained in Note 1, and will either Farm-out interests in those Licences, renegotiate terms of the Licence or relinquish its interest, so that its share of expenditures required to be funded will not be the full amount of the commitment listed above.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

b)   Political Risks

     Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)   Environmental Laws and Regulations

     The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.


NOTE 7 - COMMON STOCK

a)   Authorized and Issued Share Capital

     The authorized share capital of the Company is an unlimited number of common shares without par value.

                                                      Number
     Issued and fully paid:                          of Shares       Amount
                                                   -------------   ------------
     Balance at December 31, 1999                      5,652,479   $ 17,386,253

     Issued during the 2000 fiscal year:
     Issued pursuant to property purchase from
        Trans-Orient                                     836,845      2,092,112
                                                   -------------   ------------

     Balance at December 31, 2000                      6,489,324   $ 19,478,365
                                                   =============   ============

     Issued during the 2001 fiscal year                     -              -
                                                   -------------   ------------

     Balance at December 31, 2001                      6,489,324   $ 19,478,365
                                                   =============   ============


     During fiscal 2001 the Company consolidated its shares on a 1 for 5 basis, resulting in the issued shares being reduced from 32,446,622 common shares to 6,489,324 common shares, representing a recorded value of $19,478,365. The number of shares shown for the periods prior to 2001 have been adjusted as if this consolidation had applied retrospectively to those periods. All references and calculations, in these financial statements, involving the Company's number of shares (or options or warrants) have been similarly adjusted.

     Refer to Note 13

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 7 - COMMON STOCK (continued)

b)   Incentive Stock Options

     The Company may grant incentive stock options to its officers, directors and employees, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The exercise price is determined by the Board of Directors of the Company at the time of grant and may not be less than the discounted market price. Options have a maximum term of five years and terminate 30 days after the termination of employment of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 48 months, at the discretion of the Board of Directors. Once approved and vested, options are exercisable at any time until the completion of the term or termination as above.

     The following stock options are outstanding at December 31, 2001:

       Number         Type of Option             Date Fully           Exercise Price          Expiry
     of Shares                                     Vested                per Share             Date
     ---------------------------------------------------------------------------------------------------
       440,000          Non-Vesting                   -                    $1.25            July 6, 2005
       604,000            Vesting                January 6, 2004           $1.25            July 6, 2005
        52,800            Vesting                  July 6, 2004            $1.25            July 6, 2005
        60,000            Vesting               September 26, 2004         $1.25          March 26, 2006
        11,200            Vesting                 March 26, 2005           $1.25          March 26, 2006
     ---------
     1,168,000
     =========

     A summary of stock option activities for the years presented is as follows:

          Description                             Number         Exercise Price
          Of Activity                            of Shares         per Share
     ---------------------------------------------------------------------------

     Outstanding at December 31, 1999               200,000            $12.50

     Granted in 2000: non-vesting                   400,000            $ 3.00
     Granted in 2000: vesting *                     733,600            $ 2.50
     Cancelled (lapsed)                            (200,000)           $12.50
                                                -----------
     Outstanding at December 31, 2000             1,133,600         $2.50 - 3.00

     Granted in 2001: vesting                        71,200            $ 2.50
     Cancelled in 2001: vesting                     (36,800)           $ 2.50
                                                -----------
     Outstanding at December 31, 2001 *           1,168,000            $ 1.25
                                                ===========

     *On November 29, 2001 the Company amended previously granted stock options to purchase 40,000 shares, exercisable at a price of $2.50 per share, from vesting to non-vesting options exercisable immediately, and amended all stock options to have an exercise price of $1.25 per share.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 7 - COMMON STOCK (continued)

c)   Share Purchase Warrants

     The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2001:

                   Number               Price                Expiry
                 of Shares            per Share               Date
              ----------------    ----------------    ------------------
                 Warrants:
                       190,000           $2.00            May 27, 2002
                       200,000           $2.00            July 3, 2002
              Series A Warrants:
                       836,845           $3.75 (1)        March 29, 2002
                     ---------
                     1,226,845
                     =========

(1) Upon a commercial discovery in one of the properties received in the purchase from Trans-Orient Petroleum Limited, detailed in Note 5, for each Series A warrant exercised a Series B warrant will be issued exercisable at a price of $7.50 per share for a period of one year from the issuance date, but no later than March 29, 2003.

     A summary of share purchase warrant activities for the years presented is as follows:

               Description                    Number           Exercise Price
               Of Activity                   of Shares            per Share
     ---------------------------------------------------------------------------
     Outstanding at December 31, 1999 *        390,000              $4.50

     Granted in 2000: Series A Warrants        836,845              $2.50
                                         -------------
     Outstanding at December 31, 2000        1,226,845            $2.00 - 2.50

     Granted/(cancelled) in 2001                  -                     -
                                         -------------

     Outstanding at December 31, 2001 **     1,226,845            $2.00 - 3.75
                                         =============

* During the 2000 fiscal year, previously issued share purchase warrants to purchase 190,000 shares exercisable at a price of $4.50 per share until May 27, 2000 were amended to be exercisable at a price of $2.00 per share until May 27, 2001, and previously issued share purchase warrants to purchase 200,000 shares exercisable at a price of $4.50 per share until July 3, 2000 were amended to be exercisable at a price of $2.00 per share until July 3, 2001. On May 9, 2001 the Board further amended the terms of the warrants as follows: the expiry date on 190,000 warrants was extended from May 27, 2001 to May 27, 2002, and the expiry date on 200,000 warrants from July 3, 2001 to July 3, 2002.

** During the 2000 fiscal year the Company issued Series A share purchase warrants to purchase 836,845 shares exercisable at a price of $2.50 per share until March 29, 2001, and thereafter at a price of $3.75 per share until March 29, 2002, pursuant to the asset purchase from Trans-Orient Petroleum Limited detailed in Note 5.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 8 - EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the 2001, 2000 and 1999 fiscal years:

                                            2001          2000          1999
                                        -----------   -----------   -----------
Numerator, net profit/ (loss)
   for the year                         $ 1,108,799   $(2,871,035)  $(1,181,258)
                                        -----------   -----------   -----------
Denominator:
Weighted-average number of shares
  - basic                                 6,489,324     6,160,074     5,652,479
                                        -----------   -----------   -----------

Basic earnings/(loss) per share         $      0.17   $     (0.47)  $     (0.21)
                                        ===========   ===========   ===========

Denominator:
Weighted-average number of shares
  - diluted                               6,680,384     6,160,074     5,652,479
                                        -----------   -----------   -----------

Diluted earnings/(loss) per share       $      0.17   $     (0.47)  $     (0.21)
                                        ===========   ===========   ===========

Due to net losses incurred for the 2000 and 1999 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive for those years.


NOTE 9 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate (44.12% for the fiscal 2001 year) and the provision for income taxes is as follows:

                                            2001          2000          1999
                                        -----------   -----------   -----------
Net profit/ (loss) for the year
  before tax                            $ 1,108,799   $(2,871,035)  $(1,181,258)

Provision for/(benefit of) tax at
  Canadian statutory rate (44.12%)          489,202    (1,266,700)     (521,171)
Effect of varying tax rates in
  other jurisdictions                       (97,059)      285,695       105,661
Permanent differences                        40,904       (90,430)       73,449
Benefit of prior year losses realized      (573,971)         -             -
Increase in valuation allowance             140,924     1,071,435       342,061
                                        -----------   -----------   -----------
Income Tax Provision                    $      -      $      -      $      -
                                        ===========   ===========   ===========

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 9 - INCOME TAXES (continued)

In Canada the Company has non-capital losses of approximately Cdn$1.87 million (December 31, 2000 - Cdn$1.55 million) available for future deduction from taxable income derived in Canada, which expire as follows:

                            2002   Cdn$   251,664
                            2003          662,559
                            2004             -
                            2005          153,875
                            2006          131,714
                            2007          286,535
                            2008          382,213
                                   --------------
                                   Cdn$ 1,868,560
                                   ==============

 In addition, in Canada, at December 31, 2001, the Company has approximately Cdn$1.63 million (December 31, 2000 - Cdn$1.63 million) of resource and other unused tax pools to offset future taxable income derived in Canada. Significant components of the Company's deferred tax assets available in Canada are comprised of the following at December 31, 2001 calculated at 44.12% (December 31, 2000: 44.12%):

     December 31,                                       2001          2000
     ------------------------------------------------------------------------

     Resource and other unused tax pools          $   719,454     $   719,454
     Net operating loss carry-forwards                824,409         683,485
                                                  -----------     -----------
                                                    1,543,863       1,402,939
     Valuation allowance                           (1,543,863)     (1,402,939)
                                                  -----------     -----------
                                                  $      -        $      -
                                                  ===========     ===========

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company's net operating losses and deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's recent history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

The Company also has losses and deductions of approximately NZ$18.22 million (December 31, 2000: NZ$19.82 million) available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 10 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

NOTE 11 - SUBSEQUENT EVENTS

Other than those items detailed in Note 4: Oil and Gas Properties, there were no events subsequent to December 31, 2001, which would have a significant effect on these financial statements.

NOTE 12: SEGMENTED INFORMATION

The Company operates in the one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

For Year to December 31, 2001:

                                 Canada        New Zealand   Australia          PNG         Total Company
                               --------------------------------------------------------------------------
Production Income:

Revenue                               -         3,744,036           -              -         3,744,036
Production expenses                   -        (1,288,105)          -              -        (1,288,105)
                               --------------------------------------------------------------------------
Net Production Income                 -         2,455,931           -              -         2,455,931

Interest income                     25,788         69,166           -              -            94,954
Administrative expenses           (261,747)      (451,736)        (7,020)       (15,121)      (735,624)
Write-off of oil and gas
  properties                          -          (678,352)       (20,299)        (7,811)      (706,462)
                               --------------------------------------------------------------------------

Net income/(loss)              $  (235,959)   $ 1,395,009    $   (27,319)   $   (22,932)   $ 1,108,799
---------------------------------------------------------------------------------------------------------
Oil and Gas properties                -         5,167,589        926,882      1,999,270      8,093,741
Office Assets                       26,341         43,862           -              -            70,203
Due from Related Parties              -            28,395           -              -            28,395
Other Non-current Assets              -              -              -              -              -
Current Assets                     569,475      3,117,350          4,933          7,081      3,698,839
                               --------------------------------------------------------------------------
Total Assets                   $   595,816    $ 8,357,196    $   931,815    $ 2,006,351    $11,891,178
---------------------------------------------------------------------------------------------------------

Specific Items:
Amortization expense                27,808         39,534           -              -            67,342
Purchase of property and
  equipment                           -           (12,710)          -              -           (12,710)
---------------------------------------------------------------------------------------------------------

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 12: SEGMENTED INFORMATION (continued)

For Year to December 31, 2000:

                                 Canada        New Zealand   Australia          PNG         Total Company
                               --------------------------------------------------------------------------
Production Income:

Revenue                               -           475,646           -              -           475,646
Production expenses                   -          (171,705)          -              -          (171,705)
                               --------------------------------------------------------------------------
Net Production Income                 -           303,941           -              -           303,941
Interest income                    222,176          2,373           -              -           224,549
Administrative expenses           (524,013)      (176,544)       (16,654)       (26,389)      (743,600)
Write-off of oil and gas
  properties                          -        (1,830,655)      (357,509)      (537,761)    (2,725,925)
                               --------------------------------------------------------------------------

Net income/(loss) before
  other items                     (301,837)    (1,700,885)      (374,163)      (564,150)    (2,941,035)

Other Items                           -            70,000           -              -            70,000
Net income/(loss)              $  (301,837)   $(1,630,885)   $  (374,163)   $  (564,150)   $(2,871,035)
---------------------------------------------------------------------------------------------------------

Oil and Gas properties                -         3,763,696        887,871      1,984,850      6,636,417
Office Assets                       54,490         70,345           -              -           124,835
Due from Related Parties              -            79,838           -              -            79,838
Other Non-current Assets              -              -              -              -              -
Current Assets                   2,805,410        339,124           -             1,802      3,146,336
                               --------------------------------------------------------------------------
Total Assets                   $ 2,859,900    $ 4,253,003    $   887,871    $ 1,986,652    $ 9,987,426
---------------------------------------------------------------------------------------------------------

Specific Items:
Amortization expense                13,371         47,204           -              -            60,575
Purchase of property and
  equipment                        (11,982)       (29,467)          -              -           (41,449)
---------------------------------------------------------------------------------------------------------

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 12: SEGMENTED INFORMATION (continued)

For Year to December 31, 1999:


                                 Canada        New Zealand   Australia          PNG               China     Total Company
                               ---------------------------------------------------------------------------------------------
Production Income:

Revenue                               -           314,698           -              -              -           314,698
Production expenses                   -          (170,321)          -              -              -          (170,321)
                               ---------------------------------------------------------------------------------------------
Net Production Income                 -           144,377           -              -              -           144,377

Interest income                    350,425          8,486           -              -              -           358,911
Administrative expenses           (420,730)      (109,694)        (5,503)        (4,695)          -          (540,622)
Write-off of oil and gas
  properties                          -          (653,980)       (17,746)          -          (311,442)      (983,168)
                               ---------------------------------------------------------------------------------------------

Net income/(loss) before
  other items                      (70,305)      (610,811)       (23,249)        (4,695)      (311,442)    (1,020,502)
----------------------------------------------------------------------------------------------------------------------------

Other Items                       (160,756)          -              -              -              -          (160,756)

Net income/(loss)              $  (231,061)   $  (610,811)   $   (23,249)   $    (4,695)   $  (311,442)   $(1,181,258)

Oil and Gas properties                -         2,655,861        299,595        700,768           -         3,656,224
Office Assets                       55,747         88,214           -              -              -           143,961
Due from Related Parties              -            62,667           -              -              -            62,667
Other Non-current Assets           924,988        807,223           -              -              -         1,732,211
Current Assets                   4,824,669        455,966           -             3,467           -         5,284,102
                               ---------------------------------------------------------------------------------------------
Total Assets                   $ 5,805,404    $ 4,069,931    $   299,595    $   704,235    $      -       $10,879,165
----------------------------------------------------------------------------------------------------------------------------

Specific Items:
Amortization expense                23,108         49,272           -              -              -            72,380
Purchase of property and
  equipment                        (23,584)       (58,681)          -              -              -           (82,265)
----------------------------------------------------------------------------------------------------------------------------

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except for the following differences:

a)   Assets

       Marketable Securities and Investments. Under Canadian GAAP the Company's marketable securities and investments are reported at cost, or, for other than a temporary decline in value from cost, at market value. Under US GAAP the Company's marketable securities and investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

       As the Company's marketable securities and investments were included in the transfer sale process with Trans-Orient (refer Note 5(a)), the Company had no marketable securities nor investments at either December 31, 2001 or 2000, accordingly no adjustment is required between Canadian and US GAAP.

b)   Stockholders' Equity

i)     Common Stock

       Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value -based and the fair value based methods of accounting and reporting stock -based compensation. Under Canadian GAAP, no such cost is recognized.

       The Company, if required to report under US GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price.

       In 2001 all options were repriced resulting in an increase in the intrinsic value. As a result, such options are accounted for under US GAAP using variable accounting and compensation cost is recognized for the difference between exercise price and quoted market price until such options are exercised, expired, or forfeited.

       December 31,                                       2001           2000
       -------------------------------------------------------------------------

       Common stock under Canadian GAAP             $ 19,478,365   $ 19,478,365

       Accrued compensation from stock
          options granted or amended
          during the year                                904,525        440,000
       Compensation recovery from
          cancellation of previously
          issued stock options                              -          (125,000)
       Cumulative historical adjustments
          to date                                      1,174,614        859,614
                                                    ------------   ------------
       Common stock under U.S. GAAP                 $ 21,557,504   $ 20,652,979
                                                    ============   ============

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

ii)    Accumulated Deficit

       The effects of Note 13(b)i) on accumulated deficit are as follows:

       December 31,                                       2001           2000
       -------------------------------------------------------------------------

       Accumulated deficit under Canadian GAAP      $ (8,547,307)  $ (9,656,106)

       Adjustment required under US GAAP:
          For compensation recovery on cancellation
           of previously issued stock options               -           125,000
       For stock options issued during the year         (904,525)      (440,000)

       Cumulative historical adjustments
          required under US GAAP                      (1,174,614)      (859,614)
                                                    ------------   ------------

       Accumulated deficit under U.S. GAAP          $(10,626,446)  $(10,830,720)
                                                    ============   ============

iii)   Cumulative Comprehensive Adjustment

       Under U.S. GAAP, the components of other comprehensive income (loss) are required to be reported as part of the basic financial statements. Under Canadian GAAP, no such requirement exists.

       The effects of Note 13(a) on cumulative comprehensive adjustment are as follows:

       December 31,                                       2001           2000           1999
       ----------------------------------------------------------------------------------------
       Cumulative comprehensive adjustment
         under Canadian GAAP                        $       -      $       -      $       -

       Adjustments required under US GAAP                   -           (70,000)    (1,491,800)

       Cumulative historical adjustments
         required under US GAAP                             -            70,000      1,561,800
                                                    ------------   ------------   ------------
       Cumulative comprehensive adjustment
         under U.S. GAAP                            $       -      $       -      $     70,000
                                                    ============   ============   ============

       The Comprehensive income adjustments for fiscal years 2000 and 1999 result from the difference between cost and market value on the marketable securities and investments, held at that time.

       As a result of these adjustments under US GAAP, total stockholders' equity as at December 31, 2001 and 2000 are $ 10,931,058 and $9,822,259,
       respectively.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c)   Net Profit/(Loss) for the Year

       The following are the effects of Note 13 (b) on Net Profit/(Loss) for the 2001, 2000 and 1999 fiscal years:

       December 31,                                       2001           2000           1999
       ----------------------------------------------------------------------------------------
       Net profit/(loss) for the year under
         Canadian GAAP                              $  1,108,799   $ (2,871,035)  $ (1,181,258)

       Compensation (expense) / recovery, from:
        previously issued stock options expired             -           125,000          8,125
        stock options issued during the year            (904,525)      (440,000)          -
                                                    ------------------------------------------
       Net profit/(loss) for the year U.S. GAAP     $    204,274   $ (3,186,035)  $ (1,173,133)
                                                    ==========================================

       Comprehensive income adjustment for year             -           (70,000)    (1,491,800)
                                                    ------------------------------------------

       Net Comprehensive income/(loss)
        for the year U.S. GAAP                      $    204,274   $ (3,256,035)  $ (2,664,933)
                                                    ==========================================

d)   Earnings/(Loss) per Share

       The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the 2001, 2000 and 1999 fiscal years:

       December 31,                                       2001           2000           1999
       ----------------------------------------------------------------------------------------
       Numerator, net profit/(loss) for the year
         under US GAAP                              $    204,274   $ (3,186,035)  $ (1,173,133)
                                                    ------------------------------------------

       Denominator: - Basic
         Weighted average number of shares
          under Canadian GAAP                          6,489,324      6,160,074      5,652,479
         Adjustment required under US GAAP                  -              -              -
                                                    ------------------------------------------
         Weighted average number of shares
          under US GAAP                                6,489,324      6,160,074      5,652,479
                                                    ------------------------------------------

         Basic earnings/(loss) per share under
          U.S. GAAP                                 $       0.03   $      (0.52)  $      (0.21)
                                                    ==========================================

       Denominator: - Diluted
         Weighted average number of shares
          under Canadian GAAP                          6,680,384      6,160,074      5,652,479
         Adjustment required under US GAAP                  -              -              -
                                                    ------------------------------------------
         Weighted average number of shares
          under US GAAP                                6,680,384      6,160,074      5,652,479
                                                    ------------------------------------------

       Diluted earnings/(loss) per share under
        U.S. GAAP                                   $       0.03   $      (0.52)  $      (0.21)
                                                    ==========================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
================================================================================

For the Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

       Due to net losses incurred for the 2000 and 1999 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

e)   New Accounting Pronouncements

       Under US GAAP the Company is required to provide details of how the financial statements would be affected by new pronouncements.

       In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

       SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

       The Company does not expect that the adoption of SFAS 141 and SFAS 142 will have a material impact on its results of operations or its financial position, as it has accounted for all business combinations using the purchase method and no goodwill has been recognized previously, only certain intangible assets, which are subject to a regular impairment test.

       In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations, effective for the fiscal years beginning after June 15, 2002. This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The Company does not expect that the adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

       In October 2001, the FASB issued Statements of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective for fiscal years beginning after December 31, 2001, with early adoption encouraged. The Company does not expect that the adoption of SFAS 144 will have a material impact on its results of operations or its financial position.

                                 BC FORM 51-901F

                         QUARTERLY AND YEAR END REPORT


INCORPORATED AS PART OF SCHEDULES B AND C


ISSUER DETAILS

NAME OF ISSUER:              INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS:              284 KARORI ROAD
                             KARORI
                             WELLINGTON
                             NEW ZEALAND

ISSUER TELEPHONE NUMBER:     (644) 476 2717

ISSUER FACSIMILE NUMBER:     (644) 476 0120

CONTACT NAME AND POSITION:   DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER:    (644) 476-2717

CONTACT EMAIL ADDRESS:       mail@indopacific.co.nz

WEB SITE ADDRESS:            www.indopacific.com

FOR THE YEAR ENDED:          DECEMBER 31, 2001

DATE OF REPORT:              MAY 18, 2002


CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


/s/ David Bennett            David Bennett                 02/05/18
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE        PRINT FULL NAME                DATE SIGNED YY/MM/DD)

/s/ David McDonald           David McDonald                02/05/18
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE        PRINT FULL NAME                DATE SIGNED YY/MM/DD)

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

1.   Analysis of Expenses and Deferred Costs

     General and Administrative Expenses

     Refer to the Consolidated Schedules of General and Administrative Expenses of the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2001 filed as Schedule A of BC Form 51-901F.

     Acquisition and Exploration Expenditures

     Refer to Schedule C of this report and Note 7-Oil and Gas Properties of the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2001 filed as Schedule A of BC Form 51-901F.

2.   Related Party Transactions

     Refer to Note 8-Related Party Transactions of the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2001 filed as Schedule A of BC Form 51-901F.

3.   Summary of Securities Issued and Options Granted During the Period

     a)   Securities issued during the year

          No Securities were issued during fiscal 2001.

     b)   Options granted during the year

     ---------------------------------------------------------------------------
                                             Number of   Exercise
                     Name of Optionee,         Common    Price per
     Date of Grant     if an Insider          Shares(2)  Share(2)   Expiry Date
     ---------------------------------------------------------------------------
     Vesting:
      March 26, 2001   Bernhard Zinkhofer(1)   300,000   $0.50   March 26, 2006
      March 26, 2001   Jeanette Watson(1)       40,000   $0.50   March 26, 2006
      March 26, 2001   Employees (1)            16,000   $0.50   March 26, 2006
     ---------------------------------------------------------------------------
     Total Options                             356,000
     ---------------------------------------------------------------------------
         Note: (1) Subject to vesting provisions over 42 to 48 months
         Note: (2) Pre 1 for 5 share consolidation completed in July 2001

4.   Summary of Securities as at the End of the Reporting Period

     a) Authorized share capital:      Unlimited common shares without par value

     b) Number and Recorded Value of
        Shares issued and outstanding: 6,489,324 common shares representing a recorded value of $19,478,365
     c) Stock options and Warrants
        outstanding:

     ---------------------------------------------------------------------------
      Stock options          Number of shares      Price per Share   Expiry Date
     ---------------------------------------------------------------------------
     Vesting                        657,000              $2.50      July 6, 2005
     Vesting                         71,200              $2.50    March 26, 2006
     Non-vesting                    400,000              $3.00      July 6, 2005
     Non-vesting                     40,000              $2.50      July 6, 2005
     ---------------------------------------------------------------------------
     Total                        1,168,200
     ---------------------------------------------------------------------------

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

     ---------------------------------------------------------------------------
      Warrants outstanding:  Number of shares      Price per Share   Expiry Date
     ---------------------------------------------------------------------------
     Warrants                       190,000              $2.00      May 27, 2001
                                    200,000              $2.00      July 3, 2001
     "Series A" warrants (1)        836,845             $2.50/   March 29, 2001/
                                                        $3.75     March 29, 2002
     ---------------------------------------------------------------------------
     Total                        1,226,845
     ---------------------------------------------------------------------------

     Note: (1) A Series "B" warrant replaces each exercised Series "A" warrant, upon a commercial discovery in any of the oil and gas permits transferred from Trans-Orient Petroleum Ltd. Each Series "B" warrant is exercisable at a price of $7.50 per share within 2 years from the date of issuance. Also refer to Schedule C of this report - Subsequent Events - e) Amendment of Terms of Series "A" Warrants and Series "B" Warrants.

     d) Total shares held in escrow        None

5. List of the Directors and Officers as at the Date this Report is Signed and Filed

     David McDonald                            Chairman and Director
     David Bennett, Ph.D.                      President, CEO and Director (1)
     Bernhard Zinkhofer, B.Comm., LLB., C.A.   Director
     Ron Bertuzzi, B.A. Econ.                  Director (1)
     Jenni Lean, B.Sc., M.B.A.                 Corporate Affairs Manager
     Jeanette M. Watson, B.Sc., LLB.           Secretary
                                               (1) Member of audit committee

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

Description of Business

Indo-Pacific Energy Ltd. ('the Company") is an independent oil and gas exploration company with offices in Wellington, New Zealand, and Vancouver, British Columbia, focused exclusively in the Austral-Pacific region. The Company currently holds varying interests in approximately 6 million acres of exploration permits in New Zealand, 1 million acres of exploration permits in Australia, and 3 million acres of exploration interests in Papua New Guinea. The Company also has a 5% interest in a hydrocarbon production permit in New Zealand, which generates production revenues, and which includes a 40.43% sole risk interest in a separate oil pool. The Company's primary focus is the acquisition and exploration of oil and gas properties; and the majority of the Company's permits are in the exploration stage. The Company's policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

Discussion of Operations and Financial Condition

Year Ended December 31, 2001

Gross oil production revenue from the Company's 5% interest in New Zealand production permit PMP 38148 was $3,733,298 for the year ended December 31, 2001 compared to $462,381 for the year ended December 31, 2000. The increased revenue is primarily due to the Goldie-1 well drilled in February - March 2001, which came into production in the second half of March 2001. The average crude oil selling price increased from US$20.00 per barrel of oil (2000) to US$26.00 per barrel (2001) over the comparable period, and an increase in production volume from 17,089 barrels to 163,900 barrels. Natural gas production revenues were $10,738 compared to $13,265 for 2000. Direct production costs and royalties were $1,021,776 versus $59,373 and the Company realized net production revenues of $2,455,931 compared to $303,941, subsequent to recording $266,329 (2000 -
$112,332) of depletion.

General and administrative expenses were $735,624 compared to $743,600 for 2000. The main administrative expenses included accounting & audit $100,943 and legal fees which included SEC clearance and investigating an Australian stock exchange listing $214,604. (2000: $159,948)

The Company's net gain for year ended December 31, 2001 was $1,108,799 compared to a net loss of $(2,871,035) for the year ended December 31, 2000, including interest earned on surplus cash balances of $94,954 (2000 - $224,549) Interest earned has reduced with the reducing balance in cash on deposit.

The 2001 results included Oil and Gas Properties write offs of $706,462 compared to write-offs in 2000 of $2,725,925. The write-offs on Oil and Gas Properties for the 2000 year were mainly due to the negative results in three wells:
Whakatu-1 in PEP 38328, Speedy-1 in PEP 38332 and Coleraine-1 in ZOCA 96-16, resulting in a diminution in value in those permits; and also the write-down of PPL 157 from exchange value to the previous carrying value in Trans-Orient Petroleum Limited's accounts, due to the application of the ceiling test to that licence.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

Fourth Quarter Ended December 31, 2001

Gross oil production revenue from the Company's 5% interest in New Zealand production permit PMP 38148, including the Goldie-1 production, was $687,443 for the quarter ended December 31, 2001 compared to $104,418 for the quarter ended December 31, 2000. This was due to an increase in production volume from 4,359 barrels to 36,008 barrels. Natural gas production revenues were $1,977 compared to $3,003 for 2000. Direct production costs and royalties were $430,136 versus $16,545 and the Company realized net production revenues of $251,238 compared to $78,570, subsequent to recording $8,046 (2000 - $33,265) of depletion.
The Goldie-1 well was drilled by the Company, in February-March 2001, as a sole risk operation, whereby the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached. The well was a successful oil discovery, with approximately 193,000 barrels produced and sold up to mid May 2002.
Administrative expenses decreased to $127,131 for the quarter from $257,334 for the 2000 quarter due mainly to the decrease in legal fees to $44,901 (2000:
$89,360) and salaries of $8,611 (2000: $52,900) for the quarter. For the fourth quarter ended December 31, 2001, the Company's gain was $176,616 compared to a loss of $2,871,035 for 2000. These results included interest income earned on surplus cash balances of $26,721 (2000 - $67,428). The current quarter included Oil and Gas Properties write offs of $263,063 whereas the December 2000 quarter Oil and Gas Properties write offs amounted to $2,720,549. The difference reflects the effect of the unsuccessful drilling during the 2000 year.

Year to December 31, 2001 Exploration Activities

New Zealand Permit PMP 38148; Taranaki Basin (5%)
By mid March 2002 the Ngatoro field had produced over 3.3 million barrels of oil and 7 billion cubic foot of gas. Gas continued to be sold under long term contract, and oil sold on a monthly basis at world market reference prices. A 'FracPac' stimulation of both Ngatoro-1 and Ngatoro-7 wells during the year produced substantial increases in oil production at both wells. In the case of Ngatoro-7 the flow was increased from 165 to 520 barrels per day. The success of these operations indicates that other wells, including Goldie-1, may benefit from such treatment. At the end of February 2002 production from the field was averaging 900 barrels of oil per day and 7.2 million cubic foot of gas per day. Remaining recoverable oil reserves under primary recovery are estimated at 0.7 million barrels. However, independent reviews recognise that approximately two million barrels of additional oil could be recovered from the N1 pool of the Ngatoro Field through a water flood project, as is successfully employed at the adjacent Kaimiro oil field. It is planned that, water flood project shall be initiated during the 2002 year.

New Zealand Permit PMP 38148; Taranaki Basin, Goldie Oil Field (40.43%sole risk) The Goldie-1 well was placed in long term production in March 2001. By mid May 2002 the well had produced 193,000 barrels of oil. Initial production averaged 600-700 barrels of oil per day on a " choke, which was reduced to a 3/8" choke in July in order to minimise associated gas production; oil production then stabilised to around 500 barrels per day. Since that time production has continued with no significant problems, showing a typical depletion drive decline characteristic, averaging 350 barrels of oil per day in May 2002. Shell Petroleum exercised its right in July 2001 to back in to the Goldie project by paying Indo-Pacific a 59.57% share of the cost of the Goldie-1 sole risk well. Shell has since sold this share to a private New Zealand company, Greymouth Petroleum Acquisition Company Ltd. Indo-Pacific continues to take 100% of all petroleum revenues until the sole risk premium of six times the cost of Goldie-1 is recovered from net production revenues. The Goldie-2 well is planned to test the southern part of the Goldie pool, but has yet to be drilled, and a water injection recovery enhancement project also awaits the drilling of the Goldie-2 well.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------


New Zealand Permit PMP 38148; Taranaki Basin, Tabla-1 Exploration Well (5%) Following the success of the Goldie-1 oil discovery, several other prospects identified on the Ngatoro 3D seismic survey have been high-graded for drilling. In mid 2001 Indo-Pacific served a sole risk notice on the other partners to drill one of these, the Tabla Prospect, at its own cost and risk. Subsequently, both other partners elected to join in this project, and the Company's interest in Tabla then reduced to 5%. The well site is situated 1 mile southeast of the Ngatoro field, and the well is scheduled for drilling in June 2002. Should this also be a successful oil discovery it is expected that several more such targets would be drilled.

New Zealand Permit PEP 38720; Taranaki Basin (100%)
This permit was relinquished at the end of its first five year term in September 1996. A new permit was applied for, covering the northern half of this acreage, where the Waitoriki Prospect is mapped as a gas-condensate target at 13,000 feet. Waitoriki can be tested by re-entering and deepening the Clematis-1 well, which lies within the new permit application area.

New Zealand Permit PEP 38723; Taranaki Basin (80%)
Seismic reprocessing is in progress to delineate possible Mt Messenger targets and the Totara West deep gas prospect, which lies on trend with the Mangahewa gas field situated in a third party permit a few miles to the north. Seismic acquisition is scheduled for later in 2002.

New Zealand Permit PEP 38736; Taranaki Basin (100%)
The Kahili-1 well was drilled during December 2001 to February 2002 to a depth of 9950 feet, to test a structure situated on the Tariki thrust trend, 3 miles north of the Tariki gas-condensate field. The target Tariki sands were intersected 800 foot deeper than expected. The upper 180 feet of these sands were interpreted from electric log and pressure data to be oil bearing, and a short term open hole flow test of this interval produced 1-2 barrels of a light sweet oil similar to that in adjacent oil fields, together with formation water. Remapping of the structure shows that a well deviated 2000 feet to the southeast can expect to intersect theTariki sands some 900 feet shallower than at Kahili-1. The Kahili-1A well is planned to test this target during the 2002 year, and should also intersect the shallower Tikorangi limestone at a crestal location where it may be an oil bearing fracture reservoir.

New Zealand Permit PEP 38716; Taranaki Basin (12.3%)
The Huinga-1B well was commenced in April 2002 and had reached 12,000 ft by mid-May. It is a as a re-entry of the Huinga-1 well, to deviate 1600 feet westwards and test a Tariki sands trap below 13,000 feet, beneath the overthrust basement block. This trap is of similar style to Swift Energy's Rimu oil discovery 14 miles to the south along this same fault trend. The Makino-1 well, 4 miles south of the Huinga well location and one mile south of PEP38716 in a third party permit, successfully drilled through the basement overthrust in March 2002, and encountered reservoir sandstones beneath with good oil shows. The Makino structure is mapped as extending northwards into PEP 38716, and the success at Makino improves the prospectivity of PEP 38716, by potentially establishing an oil trap within Indo-Pacific's permit and by demonstrating that reservoir and trapping conditions can be found to work in an analog structure adjacent to Huinga itself. The Makino-1 well has been suspended so that a deviation westwards to intersect the main Tariki sands can be made later in 2002. Indo-Pacific has farmed out an interest in the PEP 38716 permit, and most of its costs through Huinga-1B will be met by the German company Preussag Energie GmbH.

New Zealand Permit 38330; East Cape Area (35.28%)
The Waingaromia-2 well commenced in late April 2002, and it is planned to drill to 1800 feet to test the zones which reportedly produced oil in the 1880's Waingaromia-1 well. The proximity of the spectacular Waitangi oil seeps, and of oil in several old well bores, demonstrates the potential for oil discovery. In accordance with the conditions of the exploration permit, 50% of the total acreage was relinquished during 2001, at the end of the first 5 years of the permit term.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

New Zealand Permits 38328 & 38332; East Coast Basin (62.5%)
Reprocessing of existing seismic data produced significant improvement in data quality, and highlighted several leads. The Hukarere-1 well was drilled by a third party adjacent to the 38328 permit boundary in late 2001, to test a structure lying dominantly within the 38328 permit. The results of this well remain confidential. In accordance with the conditions of the exploration permit, 50% of the total acreage of 38328 was relinquished during the year, at the end of the first 5 years of the permit term. Field mapping was conducted in the vicinity of the Waewaepa and Oporae Leads in PEP 38332, to confirm oil generation and reservoir rock presence.

Petroleum Exploration Permit 38335 (50%)
The previous operator has withdrawn from the permit, and Indo-Pacific has been elected as the ongoing operator, with a revised permit interest of 50%. Ongoing permit work will consist of seismic reprocessing and field work, to define several possible structures identified in the area.

New Zealand Permit 38256 (20%)
Review of the permit, following the drilling of two wells last year, has identified the Rakaia Trough as the best area for possible generation of oil or gas, while seismic interpretation has identified the Salmon Lead as a large structure adjacent to this trough. Reprocessing of seismic data over Salmon has provided an improved image of this feature, but additional seismic data will be required before any drilling could be considered. In the adjacent offshore area, Anschutz Petroleum has plans to drill an exploration well during the coming year. Should this well be successful, it would enhance the exploration prospectivity of PEP 38256.

Timor Sea Australia/East Timor Permit ZOCA 96-16 (10%)
Phillips Petroleum advised the joint venture that they may propose to drill an exploration well in the east of the permit area during 2002. This is planned to test the Portrush Prospect, which may contain gas-condensate, which if successful would supplement the reserves in the nearby supergiant Undan-Bayu field. Phillips announced in March 2002 that it was proceeding with development of Undan-Bayu. This will include a several hundred mile pipeline to Darwin, where they plan to construct an LNG (liquefied natural gas) plant.

Timor Sea, Australia Permit AC/P 19 and AC/P 31 (100%)
A 100 mile seismic survey over the Ursa Prospect was acquired in January 2002 and is being incorporated with existing seismic data to define an optimal drilling location. Ursa is a large structure of a type in which major oil fields have been discovered elsewhere, and is situated adjacent to the oil generative Paqualin Trough. Nearby oil discoveries and oil 'shows' in the immediately adjacent well improve the chances of oil charge in Ursa. Third parties will be sought to fund this well for drilling in late 2002/early 2003. During the year, the other party in the permit assigned their interest to Indo-Pacific, which now holds 100% of the equity.

Timor Sea Australia Permit AC/P 26 (50%)
During the year Anadarko Petroleum carried out an evaluation of the permit, including the acquisition of a 120 mile seismic survey over the Rossini Prospect. Anadarko identified the Anson North target, near to the existing Talbot oil field, for initial exploration drilling, and drilled the Anson North-1 well to a depth of 6,400 feet during February 2002. The target reservoir was encountered over 100 foot deeper than expected, and did not contain hydrocarbons. Anson West and Rossini remain the preferred prospects in the permit, and are not downgraded by Anson North-1. Future work in the permit will focus on these targets.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

Papua New Guinea Licence PPL 192 (80%) and 215 (100%); Onshore Papuan Basin
An application has been made to replace these two licences with a single permit covering the most prospective part of the acreage. This application has been registered as APPL 231, and is presently under consideration by the PNG Department of Petroleum and Energy. Indo-Pacific holds 90% of the APPL 231 application, and will be operator of the new licence. The initial work stage of APPL 231, when granted, will be to acquire a further seismic survey over the southwestern corner of the Douglas Prospect and the adjacent Aiema Prospect. These prospects are well situated from a development perspective, being close to a major navigable river for oil export, and an accessible pipeline route to the planned PNG-Australia pipeline system.

Petroleum Retention Licences PRLs 4 & 5 (7.5%)
A review of hydrocarbon entrapment within these permit areas was completed during the year. Apart from the known fields, as established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wells, the review established several other large targets in the areas. These licences, together with Indo-Pacific's other permits to the southwest, have the potential to be a major source of gas to Australia via the planned PNG-Australia gas pipeline. This mega-infrastructure project, led by ExxonMobil, will build a 2,000 mile pipeline across the Coral Sea to link the gas fields of PNG with the eastern seaboard of Australia - its population and industrial heartland. In March 2002 ExxonMobil announced the first gas sales agreement with AGL, and is reported to be in negotiation with several major Australian power generators. The first gas deliveries are planned for 2006.

Petroleum Prospecting Licence PPL 228 (10%)
This new licence includes part of the area originally held as PPL 213, and was granted on July 26 2001 for an initial six year term. The Amdi structure has been mapped as having major oil trapping potential. It is situated adjacent to and updip from the giant P'nyang gas field, where extensive oil shows are interpreted to indicate that oil originally in reservoir was displaced by later gas charge, and may have moved laterally into the Amdi structure. The joint venture plans to acquire a seismic survey over this feature during 2002, with a view to drilling the structure the following year.

Other Information

On February 20, 2001, the Board of Directors resolved to change the auditors of the Company from Sadovnick Telford & Skov to BDO Spicers. This proposal was ratified by the shareholders of the Company at the Annual General Meeting on June 4, 2001.

On March 24, 2001, the Board of Directors of the Company agreed to vary the terms of stock options previously granted to directors and certain employees, to provide for a 42 month vesting period for those persons, rather than the standard 48 month vesting period for other employees and consultants.

On March 26, 2001, the Company's Board of Directors approved the granting of stock options to certain employees, directors and consultants to acquire up to 356,000 common shares, on the same terms as options previously granted to employees, directors and consultants on July 6, 2000, except that these options expire on March 26, 2006.

As reported for the year ended 31 December 2000, on July 21, 2000, the Company was notified by the NASD that the Company's common shares would be made ineligible for quotation on the OTCBB on August 21, 2000, due to outstanding

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

comments on the Company's original Form 10 filed on August 21, 1998 with the Securities and Exchange Commission. The Company responded to the outstanding comments on August 2, 2000 but the shares were removed from trading on August 21, 2000 because the response was not cleared prior to that date. Subsequent to August 21, the SEC advised that it was seeking further clarification on the Company's 10-K for December 31, 1999, 10-Q for March 31, 2000 and it's 8-K describing the Asset Purchase Agreement between Trans-Orient Petroleum Ltd. and the Company. On April 6, 2001, the SEC informed the Company that it had no further comments at this time regarding the Company's filed reports. Accordingly, the Company applied to re-list on the OTC Bulletin Board in April, 2001, and was re-listed on May 23 2001.

On 19 April, 2001, the Board of Directors of the Company agreed to waive the vesting provisions previously imposed on options held by the current Chairman, David McDonald.

On May 9, 2001, the Board of Directors of the Company agreed to extend the expiry date on 950,000 warrants expiring on May 27, 2001 to May 27, 2002. 1,000,000 warrants expiring July 3, 2001 were also extended to July 3, 2002.

The Company held its Annual General Meeting of Shareholders on June 4, 2001 for shareholders of record on April 23, 2001. The Shareholders approved by special resolution to; (a) confirm the amendment of the by-laws of the Company necessary to apply to the Australian Stock Exchange Limited for listing on the Australian Stock Exchange and authorize the raising of funds in the order of US$15M by the offer of common shares in the Company at a fair value to be determined by the directors of the Company for purchase by Australian and other investors; (b) authorize the Company's management to conclude a private placement of post-consolidation units of the Company of up to US$3 million at prevailing market for the Company's common shares less a 30% discount at a price of no less than US$0.30 per Unit which placement may be purchased in whole or in part by officers, directors and controlling shareholders of the Company at the discretion of the Board of Directors of the Company.
Votes cast in favor for special resolution (a) were 28,867,948; 749,517 against and 58,714 were withheld from voting. Votes cast in favor for special resolution
(b) were 15,965,396; 1,567,137 against and 166,089 were withheld from voting.

As of the date of this report, the Board of Directors of the Company has not proceeded with amendment of the by-laws and listing on the Australian Stock Exchange, nor with the proposed private placement.

The Company completed a consolidation of its shares on a five old shares for one new share basis, and the Articles of the Company were amended to reflect that the Company is authorized to issue an unlimited number of common shares without par value. These transactions were approved by the shareholders at the Company's annual meeting held on June 20, 2000, agreed to be implemented by the Board of Directors of the Company on June 18, 2001, and the consolidation had effect from July 23, 2001.

During the course of the reporting period, 168,000 stock options
(pre-consolidation figures) granted to employees, directors and consultants lapsed due to the grantees ceasing involvement with the Company.

Subsequent Events

a)   PMP 38148

     On 16 April 2002 Greymouth Petroleum Acquisition Company Ltd completed the acquisition of Shell's 59.57% interest in this permit and the Goldie field and has since asserted it is entitled to a greater equity in the Goldie pool than that which Shell sold to them. The Goldie-1 well is shut in as at 18 May. Negotiations to market associated gas produced with the Goldie oil are in progress.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

b)  PEP 38330

     A 5% portion of the Company's equity in PEP 38330 has been farmed out to Australian listed company, Sun Resources NL. Sun is paying 10% of the dry hole costs of the drilling of Waingaromia-2 to earn 5% interest from Indo-Pacific, which will then hold a 34.28% equity in the permit. Waingaromia-2 was being drilled at this report date.

c)   PEP 38723

     Following the drilling of Ratapiko-1 in January 2001, TPIC elected to withdraw from the permit and has assigned its interest to Indo-Pacific Energy (NZ) Ltd (80%) and Gondwana Energy (NZ) Ltd (20%).

d)   PEP 38716

     Huinga-1B was being drilled as at this report date.

e)   PPL 192 and PPL 215

     In June 2001, Mosaic Oil NL and Continental Oil NL withdrew from these permits and the company applied for acreage over the prospective area of PPL 215 and PPL 192 under topfile APPL 231. At mid May 2002, this is under consideration for award to Indo-Pacific (90%) and Durum Energy (PNG) Ltd (10%) by the government of Papua New Guinea

f)   Amendment of Terms of Series "A" Warrants and Series "B" Warrants

     By agreement on January 8, 2002, the terms of the Series "A" warrants and Series "B" warrants were amended, so that the availability of the first year price for the Series "A" Warrants was extended to 31 December 2002 and the second year price to 31 December 2003, and they were re-priced to $1.25 and $1.40 respectively. As well, the availability of the Series "B" warrants was extended in line with the Series "A" Warrants and those warrants were re-priced to $2.50.

g)   Change of Directors

     Brad Holland resigned as a director with effect from January 7, 2002, and the Board of Directors of the Company appointed Peter Loretto as a director from that date. Mr. Loretto subsequently resigned as a director with effect from May 2, 2002.

h)   Lapsing of Options

     Since the end of the reporting period, up to the date this form is signed and dated, a further 62,800 options granted to directors or employees have lapsed due to ceasing involvement with the Company.

Financings, Principal Purpose and Milestones

There were no financings during the fiscal 2001 year.

The securities issued during fiscal 2001 are disclosed in Schedule B.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

Liquidity and Solvency

The Company had cash and short-term deposits of $3,282,007 at December 31, 2001 compared to $2,887,771 as of December 31, 2000. Working capital as at December 31, 2001 was $2,767,114 versus $3,061,007 for December 31, 2000. $2,274,574 in cash was provided by operating activities during the year ended December 31, 2001 compared to cash used of $215,055 in 2000. $12,710 was used for purchases of property and equipment compared to $41,449 in 2000 and $1,919,071 was expended on the Company's exploration activities described herein versus $1,701,808 for the year ended December 31, 2000. The net effect of the above noted transactions was an increase of cash of $394,236 for the year ended December 31, 2001 compared to a decrease of $1,975,483 for the comparable 2000 year.

During the fourth quarter ended December 31, 2001 the Company provided cash of $482,708 in operating activities compared to using $6,451 in 2000. $466,527 was invested in the Company's oil and gas exploration activities and $1,468 was used for property and equipment purchases versus $10,257 and $4,189 respectively for 2000. The Company gained $14,715 of cash during the fourth quarter ended December 31, 2001 compared to using cash of $20,897 for the fourth quarter ended December 31, 2000.

The Company's cash balances and working capital as at December 31, 2001 are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. However, the Goldie discovery in PMP 38148, when operating, is currently producing a net cash inflow of approximately $0.4 million per month, and will assist in funding the Company's future obligations, particularly for the 2002 year. The Company is also actively seeking farm-in partners for permits in which it has significant obligations and as well as additional equity financing, in order to maintain the permits in good standing with the issuers. There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company's business.





/s/ Dr. David Bennett
President and Chief Executive Officer


This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

Corporate Information

DIRECTORS AND OFFICERS                 BANKERS

David McDonald, Bsc.                   Bank of Montreal
Chairman of the Board                  Vancouver, British Columbia, Canada
Brisbane, Australia
David Bennett, Ph.D.                   ASB Bank
President, CEO and Director (1)        Wellington, New Zealand
Wellington, New Zealand
Ron Bertuzzi B.A. Econ.                LEGAL COUNSEL
Director(1)
Vancouver, British Columbia            Minter Ellison
Bernie Zinkhofer B.A. Econ.            Barristers & Solicitors
Director                               Adelaide, South Australia, Australia
Vancouver, British Columbia
Jeanette M. Watson, B.Sc.,LLB.         Gavin Adlam
Secretary                              Wellington, New Zealand
Wellington, New Zealand
Jenni Lean, B.Sc., M.B.A.              Fiocco Posman & Kua
Manager, Corporate Affairs             Port Moresby, Papua New Guinea
Wellington, New Zealand
(1) Member of audit committee          Lang Michener
                                       Vancouver, British Columbia, Canada
CORPORATE OFFICE
                                       Harris Mericle & Wakayama
Indo-Pacific House                     Seattle, United States of America
284 Karori Road, Karori
Wellington                             Anton Campion Macdonald
New Zealand                            Whitehorse, Yukon, Canada
Website:  www.indopacific.com
          -------------------
                                       AUDITORS
SHAREHOLDER RELATIONS
                                       BDO Spicers
Republic Communications Inc.           Wellington, New Zealand
Email: ir@indopacific.com
       ------------------
Telephone: 1 866 999 4639
                                       REGISTRAR AND TRANSFER AGENTS
SUBSIDIARIES                           Pacific Corporate Trust Co.
                                       Corporate Services Division
Source Rock Holdings Limited           Vancouver, British Columbia, Canada
Indo-Pacific Energy (NZ) Limited
Ngatoro Energy Limited                 Computershare Registry Services Ltd
PEP 38716 Limited                      Auckland, New Zealand
Millennium Oil & Gas Limited
Odyssey International Ltd
Indo-Pacific Energy Australia Ltd      SHARE LISTING
Trans-Orient Petroleum (Aust) Pty Ltd  Currently listed on the OTCBB
ZOCA 96-16 Pty Ltd                     Symbol: INDOF
Indo-Pacific Energy (PNG) Limited      Symbol: IPE on the Unlisted Securities
Trans-Orient Petroleum (PNG) Limited   Market of the New Zealand Stock
Exchange

                            INDO-PACIFIC ENERGY LTD.
                                  284 Karori Rd
                                     Karori
                                   Wellington
                                   New Zealand

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of shareholders of Indo-Pacific Energy Ltd. (the "Company") will be held on Tuesday, June 18, 2002, at BDO House, 99-105 Customhouse Quay, Wellington, New Zealand at 10:00 A.M. for the following purposes:

ANNUAL MEETING MATTERS

1.   To receive the report of the directors;

2. To receive and consider the audited consolidated financial statements for the year ending December 31, 2001, together with the auditors' report thereon and the report of the directors;

3. To appoint auditors for the ensuing year and to authorize the directors to fix the auditors' remuneration; and

4. To elect directors to hold office until the next annual meeting of the Company.

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

The share transfer books of the Company will not be closed, but the Board of Directors has fixed Friday, May 10, 2002 as the record date for the determination of shareholders entitled to legal notice of, and to vote, at the Annual Meeting and at any adjournment thereof. The Information Circular and a copy of the 2001 Annual Report, including the consolidated financial statements of the Company for the year ended December 31, 2001, accompany this Notice of Meeting. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or by fax (011 64 4 476 0120) to the Company, in Wellington, New Zealand, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee or any other of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Wellington, New Zealand as at April 20, 2002.

By Order of the Board of Directors of

INDO-PACIFIC ENERGY LTD

/s/ David McDonald

David McDonald, Chairman

                            INDO-PACIFIC ENERGY LTD.
                                  284 Karori Rd
                                     Karori
                                   Wellington
                                   New Zealand


                              INFORMATION CIRCULAR
                              As at April 20, 2002

This Information Circular is furnished in connection with the solicitation of proxies by the management of Indo-Pacific Energy Ltd. (the "Company") to be voted at the Annual Meeting of the shareholders of the Company (the "Meeting"), to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at a nominal cost. The cost of solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE COMPANY. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE THE CHAIRMAN AND CORPORATE SECRETARY OF THE COMPANY. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM OR HER ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS OR HER NOMINEE IN THE BLANK SPACE PROVIDED OR COMPLETE ANOTHER INSTRUMENT OF PROXY. THE COMPLETED PROXY MUST BE DEPOSITED WITH PACIFIC CORPORATE TRUST COMPANY, 10th FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8 OR FAX 604 689 8144 OR WITH THE COMPANY BY FAX (011 64 4 4760 120) IN WELLINGTON, NEW ZEALAND, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE DATE ON WHICH THE MEETING IS TO BE HELD OR ANY ADJOURNMENT THEREOF.

The Instrument of Proxy must be signed by the shareholder, or by his or her attorney authorized in writing, or, if the shareholder is a corporation, signed by an authorized officer or attorney thereof. If the Instrument of Proxy is executed by an attorney for an individual shareholder, the instrument so empowering the attorney, or a notarial copy of the instrument, must accompany the Instrument of Proxy.

A shareholder who has deposited a proxy may revoke it in any manner provided by law including by (a) signing a proxy bearing a later date or by any other instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivering or faxing the same to the Company at its address in Wellington, New Zealand, or to the Company's transfer agent, Pacific Corporation Trust Company, at its address in Vancouver, British Columbia, at any time up to and including the close of business on the last business day preceding the date on which the Meeting is to be held or any adjournment thereof, or to the Chairman of the Meeting before any vote in respect of which the proxy is to used shall have been taken; or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present or (c) any other manner provided by law.

REGISTERED AND UNREGISTERED SHAREHOLDERS

Registered shareholders may vote the shares they hold in the Company either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular. Unregistered shareholders, being persons whose holdings of shares of the Company are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the proxy for the appointment of a person, other than the persons named in the proxy, as proxy holder. In such case, the unregistered shareholder attends as proxy holder for their own shareholdings and is subject to the same limitations as any other proxy holder of voting shares (see "Exercise of Discretion of Proxies"). If the unregistered shareholder does not plan to attend the meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant financial intermediary. In either case, the proxy must be delivered in the manner provided for in this Information Circular or as instructed by the shareholder's financial intermediary. An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.

EXERCISE OF DISCRETION BY PROXIES

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. Unless checked to the contrary in the box indicated thereon, the proxy grants the nominees the discretion to vote on:

   (a) each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors;

   (b)   any amendment to or variation of any matter identified in the proxy;
         and

   (c)   any other matter that properly comes before the Meeting.

If, on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than matters referred to in the Notice of Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company's by-laws provide that a quorum for the transaction of business at any shareholders' meeting is two shareholders or proxy holders present, representing a minimum of five percent of the issued voting shares in the Company. A simple majority of votes cast at the Meeting is required to pass all of the resolutions described in the accompanying Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an unlimited authorized capital of common shares without par value. As of April 20, 2002, the Company had 6,489,324 common shares outstanding, each share carrying the right to one vote. The share transfer books of the Company will not be closed, but the Board of Directors has fixed May 10, 2002, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. The Company anticipates that the number of outstanding shares will not change between the date of this Information Circular and the record date.

During the year ended December 31, 2001, the Company completed a consolidation of its shares on a five old shares for one new share basis, and the Articles of the Company were amended to reflect that the Company is authorized to issue an unlimited number of common shares without par value. These transactions were approved by the shareholders at the Company's annual meeting held on June 20, 2000, and had effect from July 23, 2001.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, other than as set out below:

================================================================================
          Name                      Number of Shares            Percentage of
                                                              Outstanding Shares
================================================================================
Trans-Orient Petroleum Ltd(2)              776,945                    11.97%

--------------------------------------------------------------------------------
Alex Guidi(1)                              904,816                    13.94%
Vancouver, B.C.
================================================================================

Notes:

(1)   Mr. Guidi is a former director but remains a promoter of the Company.
      Mr. Guidi holds, directly, options and warrants to purchase a further 498,800 common shares of the Company. Mr Guidi is a principal shareholder of Trans-Orient Petroleum Ltd ("Trans-Orient") and as such is also beneficially interested in all holdings disclosed in relation to Trans-Orient.
(2) Trans-Orient is a public company traded on the OTC Bulletin Board in the United States. Mr Zinkhofer (a director) is a director of Trans-Orient and Dr. Bennett is a former director of Trans-Orient. Trans-Orient holds warrants to purchase a further 836,845 common shares of the Company.

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote for the re-appointment of BDO Spicers, Chartered Accountants, as auditors of the Company to hold office until the next Annual General Meeting of shareholders. BDO Spicers have been auditors of the company since 2001.

The Board of Directors of the Company recommends the re-appointment of BDO Spicers of Wellington, New Zealand as auditors of the Company. It is further proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board of Directors. The persons named in the enclosed form of proxy, unless directed by the shareholders completing the proxy to abstain from doing so, intend to vote in favour of the appointment and to authorise the directors to fix their remuneration.

ELECTION OF DIRECTORS

The Articles of the Company provide that the number of directors of the Company will be a minimum of three and a maximum of 11. The term of office of each of the current directors will end at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the By-Laws of the Company or the provisions of the Business Corporations Act (Yukon) or he or she becomes disqualified to act as a director.

The following table sets out the names of management's nominees for election as director, all offices in the Company each nominee now holds, each nominee's principal occupation, the period of time during which each nominee has been a director of the Company and the number of shares of the Company beneficially owned, directly or indirectly, or over which each nominee exercised control or direction, as at April 20, 2002:

===================================================================================================
Name, Position and                        Period during which has Served      Shares Beneficially
Municipality of Residence(1)              as a Director of the Company       Owned or Controlled(1)
===================================================================================================
Dr. David Bennett(2)                     October 30, 1996 to present                 44,500(3)
Wellington, New Zealand
Director, Chief Executive Officer,
and President

---------------------------------------------------------------------------------------------------
David McDonald                           February 21, 2000 to present               Nil(4)
Brisbane, Australia
Director, and Chairman of the Board

---------------------------------------------------------------------------------------------------
Ronald Bertuzzi(2)                       March 31, 1998 to present                   20,358(5)
Vancouver, British Columbia,
Canada
Director

---------------------------------------------------------------------------------------------------
Bernhard Zinkhofer                       March 27, 2001 to present                   10,000(6)
Richmond, British Columbia,
Canada
Director

---------------------------------------------------------------------------------------------------
Peter Loretto(2)                         January 7, 2002 to present                 178,320(7)
Richmond, British Columbia,
Canada
Director
===================================================================================================

Notes:
(1) The information as to country of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.
(2)   Denotes member of Audit Committee.
(3) Held by the DJ and JM Bennett Family Trust. Dr Bennett also holds options to purchase 500,000 common shares of the Company and his spouse holds 600 common shares of the Company and options to purchase 24,000 common shares of the Company vesting over four years.
(4) Mr McDonald holds options to purchase 40,000 common shares of the Company.
(5) Mr Bertuzzi holds options to purchase 40,000 common shares of the Company, vesting over four years.
(6) Mr Zinkhofer holds options to purchase 60,000 common shares of the Company, vesting over four years.
(7) Mr. Loretto holds warrants to purchase 229,200 common shares of the Company and his spouse holds warrants to purchase 30,000 common shares of the Company.

The names of further nominees for election may come from the floor at the Meeting. The Company has received no other nominations for election to the Board of Directors or any other shareholders' proposal as permitted by section 138 of the Business Corporations Act (Yukon). The Company does not have an executive committee of its directors.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director.

Information Regarding Management's Nominees for Election to the Board of
Directors

The biographical summaries noted below have been supplied by the respective nominees:

Dr. David Bennett has been the President, Chief Executive Officer and a member of the board of directors of the Company since October 1996. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted post-doctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research for the Government of New Zealand. From 1982 to 1994, Dr. Bennett was employed as geophysicist, exploration manager and general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996 when he joined the Company.

Mr. David McDonald has been the Chairman and a member of the board of directors of the Company since February 2000. Mr. McDonald received a Bachelor of Science (majoring in Physics and Mathematics) from the University of Manitoba in 1952. From 1965 to 1976 he was part of the very successful Burmah Oil team that operated the Joint Venture exploring the North West Shelf of Australia rising from Chief Geophysicist to Exploration Manager to General Manager Exploration & Production. From 1977 to his retirement in 1995 he was employed by Lasmo Plc
(or their predecessor companies in Australia) as President Hudbay (Oil) Australia Ltd., Managing Director Lasmo Oil Australia Ltd. Then to Director Of New Ventures based in London and finally as Administratore Delagato of the Lasmo Group in Italy. Since retirement he has served for a time on the board of Coplex N.L., is past Chairman of Petrolex Energy (with Colombian activities) and NorthSun Energy (with Italian activities). Mr. McDonald is based in Brisbane.

Mr. Ronald Bertuzzi has been a member of the board of directors of the Company since March 1998. Mr. Bertuzzi was formerly a member of the board of directors of the Company from October 1992 to October 1996. Mr. Bertuzzi received a Bachelor of Economics, from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. For the past ten years, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, British Columbia.

Mr Peter Loretto is a financier involved with the funding of a number of public companies. He is a former securities broker and holds an MBA from Gonzaga University.

Mr. Bernhard Zinkhofer holds credentials as a lawyer and as a Chartered Accountant as well as degrees from Universities of Calgary and Victoria. He has been a partner of Lang Michener, Barristers and Solicitors, of Vancouver, British Columbia since 1992. He is also a director of Trans-Orient Petroleum Ltd. and Durum Energy Ltd., both of which previously joint ventured oil and gas prospects with the Company.

EXECUTIVE COMPENSATION

A.   Executive Officer Definition

"Named Executive Officer" means the Chief Executive Officer, as well as each of the Company's four highest compensated Executive Officers, other than the Chief Executive Officer, providing their compensation is at least $100,000(Cdn) per annum.


B.   Summary of Executive Compensation

In fiscal 2001, the Company had, in addition to its "Named Executive Officers" (of which the Company had two, namely Dr David Bennett, its Chief Executive Officer, and Jenni Lean, its Manager, Corporate Affairs and a director of its Papua New Guinean and New Zealand subsidiaries) two Executive Officers: Chairman of the Board, David McDonald; and the Company Secretary, Jeanette Watson. In fiscal 2000, the Company had two Named Executive Officers: Alex Guidi, the former Chairman and Dr. David Bennett, the President and Chief Executive Officer.

The following table summarizes the compensation paid during the last three fiscal years to Named Executive Officers of the Company:


                          SUMMARY COMPENSATION TABLE

===================================================================================================================================
                                       Annual Compensation                               Long-Term Compensation
                                                                               ------------------------------------------
                                                                                           Awards              Payouts
                            -------------------------------------------------------------------------------------------------------
                                                                 Other           Securities      Restricted                  All
                                                                 Annual             Under         Shares or                 Other
Names Executive                                                  Compen            Options       Restricted      LTIP(2)    Compen
  Officer and               Year        Salary       Bonus      -sation            Granted       Share Unit     Payouts     -sation
Principal Position         Ended         (US$)       (US$)       (US$)               (#)           (US$)         (US$)      (US$)
-----------------------------------------------------------------------------------------------------------------------------------
Alex Guidi                 2001          Nil         Nil          Nil            400,000(1)        Nil           Nil        Nil
Former Chairman            2000          Nil         Nil          Nil          2,000,000           Nil           Nil        Nil
and Director               1999          Nil         Nil          Nil               Nil            Nil           Nil        Nil

Dr. David Bennett          2001          Nil         Nil       112,000           500,000(2)        Nil           Nil        Nil
President, Chief           2000          Nil         Nil        81,275         2,500,000           Nil           Nil        Nil
Executive Officer          1999          Nil         Nil        60,899              Nil            Nil           Nil        Nil

Jenni Lean                 2001        65,798        Nil          Nil               Nil            Nil           Nil        Nil
Manager, Corporate
Affairs
===================================================================================================================================

Notes:

(1)   An aggregate of 2,000,000 (1,000,000 at US$0.50 and 1,000,000 at
      US$0.60) options to purchase shares were granted during the year ended December 31, 2000. Pursuant to the consolidation of the Company's shares on a 5 to 1 basis, these options were consolidated to 200,000 at US$2.50 and 200,000 at US$3.00.

(2)   An aggregate of 2,500,000 (1,500,000 at US$0.50 and 1,000,000 at US$0.60)
      options to purchase shares were granted during the year ended December
      31, 2000. Pursuant to the consolidation of the Company's shares on a 5 to 1 basis, these options were consolidated to 300,000 at US$2.50 and 200,000 at US$3.00.

The directors of the Company did not receive any cash compensation for services rendered in their capacity as directors of the Company.

C.   Long-Term Incentive Plan Awards

"Long-term incentive plan" or "LTIP" means any plan that provides compensation intended to serve as incentive for performance to occur over any period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company has not awarded any long-term incentive plans to any Named Executive Officer or director.

D.   Options

Options to purchase shares were granted during the year ended December 31, 2001 to the following Named Executive Officers, the directors or other officer of the Company - Jeanette Watson, the Secretary of the Company, received 40,000 options, Bernie Zinkhofer (a director) received 300,000 options and Rio Fiocco, a director of the Company's Papua New Guinean subsidiaries, received 16,000 options. All such options were granted on 26 March 2001, under the same terms as the vesting options agreement or July 2000. The effective number of options was reduced in each case, on July 23, 2001, due to the share consolidation which had effect from that date, to 8,000, 60,000 and 3,200 options respectively.

No stock options were exercised by any Named Executive Officers, directors or officers during the year ended December 31, 2001. The value of unexercised 'in the money options' at December 31, 2001, was nil.

E.   Other

The Company has entered into a management agreement with a subsidiary, Indo-Pacific Energy (NZ) Limited, which has an employment agreement with Dr. David Bennett, a Named Executive Officer, to manage all that company's affiliates. The severance terms provide that he will be paid two months severance for each year of service since October 1997 and six months severance in lieu of equivalent notice.

The Company has no other plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a subsidiary or a change in the Named Executive Officer's responsibilities following such a change of control. No pension or retirement benefit plans have been instituted by the Company and none is proposed.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At December 31, 2001, and at the date hereof, there were no monies owing to the Company by any director or officer of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or appointment of auditors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than ten percent of outstanding shares of the Company, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, or any subsidiaries, except as disclosed herein or in a previous information circular mailed to shareholders:

(a) In fiscal 2001, office rents of $35,924 were paid to a family trust controlled by Dr. David Bennett. These amounts were fair market payments.

(b) The Company entered into an agreement with Trans-Orient Petroleum Ltd ("Trans-Orient") to acquire all of its participating interests in 13 oil and gas permits and Licences effective January 1, 2000. The total consideration to Trans-Orient originally included the grant of gross overriding royalties over any future production and the issuance of 836,845 units in the Company, with an agreed value of $.50 per unit. Each unit consisted of one common share and a two year share purchase warrant, exercisable at a price of $.50 in the first year and $.75 in the second year. The warrant also stipulated that if a commercial petroleum discovery is made on any of the permits transferred from Trans-Orient under the agreement, the Company was required to issue Trans-Orient additional one year warrants to acquire additional shares at a price of $1.50 per share, equal to the number of original warrants exercised.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice these warrants to $1.25 and $1.40 respectively. As well, the additional warrants to be acquired in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50.

The amendment was approved although the board members abstained from the vote except Mr MacDonald, as all of the directors except Mr MacDonald held office or securities in Trans-Orient.

Mr. Alex Guidi is a major shareholder of the Company and also is the President, CEO and Chairman of the board of directors of Trans-Orient. Mr. Guidi is the principal shareholder and promoter of Trans-Orient, AMG and Gondwana Energy Ltd. and the principal shareholder of Durum Cons. Energy Corp

OTHER MATTERS

The management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this information circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.

DATED at Wellington, New Zealand as of April 20, 2002


By Order of the Board of Directors of

INDO-PACIFIC ENERGY LTD.

/s/ David McDonald

David McDonald, Chairman

                                                               INDO-PACIFIC ENERGY LTD.
                                                   284 Karori Rd, Karori, Wellington New Zealand

                                                                         PROXY

This proxy is solicited by management of INDO-PACIFIC ENERGY LTD. (the "Company") for the Annual Meeting of its shareholders (the
"Meeting") to be held at BDO Spicers, 99-105 Customhouse Quay, Wellington on June 18th 2002 at 10:00 a.m., local time.  The undersigned hereby appoints David McDonald, Chairman of the Board and a director of the Corporation, or failing him, Jeanette
Watson, Secretary of the Corporation, or instead of either of the foregoing, (insert name) ________________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting and at any adjournments thereof, and directs the nominee to vote or withhold from voting the shares of the undersigned in the manner indicated below:

1.   Election of Directors                                                  2.   Auditors
                                                                                 Vote For [ ] Withhold [ ] on the resolution to ,
     The nominees proposed by management of the Company are:                     re-appoint BDO Spicers Chartered Accountants,
                                                                                 Wellington, New Zealand, as auditors of the
     DAVID MCDONALD            Vote For  [ ]    Withhold  [ ]                    Company at a remuneration to be fixed by the board
                                                                                 of directors.
     DR. DAVID BENNETT         Vote For  [ ]    Withhold  [ ]

     PETER LORETTO             Vote For  [ ]    Withhold  [ ]

     RONALD BERTUZZI           Vote For  [ ]    Withhold  [ ]                    THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR
                                                                                 PROXIES.
     BERNIE ZINKHOFER          Vote For  [ ]    Withhold  [ ]
                                                                                 DATED: _____________________, 2002.

[                                                                         ]
                                                                                 (If this form of proxy is not dated in the space
                                                                                 provided, it is deemed to bear  the date on which
                                                                                 it was mailed.)

                                                                                 -------------------------------------
[                                                                         ]      Signature of Shareholder

                                                                                 -------------------------------------
                                                                                 (Please print name here)

                                                                                      (Please advise the Company of any change of
                                                                                                 address)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Pacific Corporate Trust
Company of Canada by fax (604) 689-8144, by mail or by hand at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 or
by fax (011 64 4 4760120) to the Company at Wellington, New Zealand, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual for which no instruction is given, and with respect to other matters that may properly come before the Meeting. In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

Discretion Conferred

The undersigned hereby grants or withholds [ ] authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Annual and Special Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

                            INDO-PACIFIC ENERGY LTD.
                                 (the "Company")

     Addendum Dated April 20, 2002 to the Information Circular of the Company mailed with respect to the Annual Meeting of Shareholders of the Company to be held Tuesday, June 18, 2002.

The Information Circular is hereby amended by the addition of the following information under the heading "Interest of Management and Others in Material Transactions". The Information Circular was printed prior to April 20, 2002 and since the date of printing the following transaction has been approved, in principle, by the disinterested directors of the Company:

     Private Placement Sale of Shares and Warrants

     At a meeting of the Board of Directors of the Company held April 11, 2002 the Board considered two competing proposals for an equity funding of the Company. One proposal was from an independent Canadian securities dealer which offered to purchase $1.87 million of equity units in the Company comprising a common share and one-half of a one-year share purchase warrant. The non-binding proposal by the brokerage house was priced at $0.75 per unit (share and half warrant), which financing would be subject to an 8% brokerage commission as well as related legal due diligence costs estimated in the $44,000 range relating primarily to legal due diligence costs. Two half warrants were to be exercisable at $1.15 for one year to acquire another Share. The brokerage offer also contemplated sponsorship and administration fees of some $31,250 and a corporate finance fee of 100,000 Shares and included a proposal for a subsequent financing and Canadian market listing. The Board also considered a competing proposal made by investors associated with the Company who offered a financing though one of their affiliated companies and then formalized the offer through Trans Orient Petroleum Ltd ("Trans"), a publicly-traded company quoted through the facility of the OTC Bulletin Board and registered under Form 20F under the United States Securities Exchange Act of 1934 and which is a principal shareholder of the Company. Mr. Alex Guidi is a principal shareholder of Trans and has direct and indirect shareholdings in the Company of 1,681,761 Shares (26%) and 3,017,406 Shares (34%) fully diluted. Mr Guidi is also a former director of the Company. The Trans proposal is for the purchase of units (the "Trans Units") at a price of $0.65 each with the Trans Units comprising a common share and a full two-year share purchase warrant, exercisable at $0.90 the first year and $1.15 in the second. The Trans proposal was for a somewhat smaller financing but was a firm commitment.

     The Trans proposal was basically equivalent as to price considering that the Company will not pay any commissions nor pay fees and expenses in connection with the financing. After considering both proposals, the independent director on the Board (David McDonald) selected the Trans proposal as representing a superior offer given that it was unconditional and was affiliated with a principal shareholder, Mr. Guidi, who has consistently supported the Company. The Board remains of the view that the Company's Share price continues to underperform the underlying inherent value of the Company's assets and prospects but this concern is offset by the Board's belief in its ability to profitably use these immediately available funds to acquire additional properties and extend development activities on existing ones. The Trans proposal is for a minimum of $1 million to $1.3 million maximum and other investors affiliated with Trans or the Company may participate to the extent of $300,000. The shares will be subject to a one year hold. The Trans proposal will result in the aggregate number of shares under the direct and indirect control of Mr. Guidi increasing to 3,220,223 shares (40%) and 6,094,330 shares (51%) fully diluted, if the financing is completed to the minimum value only. Such shareholdings would equate to 38%, and 49% (fully diluted), if the placement is completed to the maximum value, by Trans and other investors. Messrs. Loretto, Zinkhofer, Bennett and Bertuzzi abstained from the directors' resolution approving the Trans placement on the basis that they hold office or financial interest in Trans. No directors of the Company are participating in the placement.

In all other respects the Information Circular dated April 20, 2002 is unamended.

DATED at Wellington, New Zealand, as at April 20, 2002.

By order of the Directors of INDO-PACIFIC ENERGY LTD.

/s/ David McDonald

David McDonald, Chairman

This is the form of material change report required under section 85(1) of the Securities Act.

                                  FORM 53-901.F
                                  -------------

                                 Securities Act
                                 --------------

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.   Reporting Issuer
          ----------------

          Indo-Pacific Energy Ltd.
          284 Karori Rd
          Karori
          New Zealand

Item 2.   Date of Material Change
          -----------------------

          On or about May 17, 2002

Item 3.   Press Release
          -------------

          May 17, 2002 Wellington, New Zealand

Item 4.   Summary of Material Change
          --------------------------
          Indo-Pacific advises on Goldie Pool - New Joint Venture Status

          Wellington, New Zealand - May 17, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (INDOF) advises that the sale by Shell to Greymouth Petroleum Acquisition Co Ltd of Auckland, NZ of its total 59.57% of PMP 38148, in which all the Ngatoro and Goldie pools are situated, was finally completed in late April. Greymouth Petroleum is a private New Zealand company, of which the principals are Mr M Dunphy and Mr J Sturgess. In informal discussion, and on a without prejudice basis, Greymouth have asserted they are entitled to a greater equity in the Goldie project. The Company disputes the basis of Greymouth's assertion.

Item 5.   Full Description of Material Change
          -----------------------------------
          Indo-Pacific advises on Goldie Pool - New Joint Venture Status

          Wellington, New Zealand - May 17, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (INDOF) advises that the sale by Shell to Greymouth Petroleum Acquisition Co Ltd of Auckland, NZ of its total 59.57% of PMP 38148, in which all the Ngatoro and Goldie pools are situated, was finally completed in late April. Greymouth Petroleum is a private New Zealand company, of which the principals are Mr M Dunphy and Mr J Sturgess. In informal discussion, and on a without prejudice basis, Greymouth have asserted they are entitled to a greater equity in the Goldie project. The Company disputes the basis of Greymouth's assertion, but it advises that if sustained it would, inter alia, require an additional cash payment by Greymouth to the company over that already made to the company by Shell; and that given the outstanding sole risk premium payment, the overall financial result to the Company may be more or less than at present depending on future oil prices, reservoir performance and other operational factors. Greymouth have also advised that there may be other matters on which they seek resolution.

          On other matters we advise that as at 0600 NZST May 17, the Waingaromia-2 well in PEP 38330, onshore East Coast Basin, New Zealand, was coring ahead at a depth of 580 feet and the Huinga-1B well in onshore Taranaki was drilling ahead at a depth of 11,900 feet. The Goldie-1 well is presently shut-in, and discussions to link in and sell the gas associated with oil production from Goldie are in progress. No action has yet been taken with regard to the previously announced intended issue of units to Trans-Orient Petroleum Ltd.

          CONTACT: Investor Relations, Indo-Pacific Energy Ltd.
          tel: 1-866-999-4639 Web site: http://www.indopacific.com
                                        --------------------------
          Email: ir@indopacific.com
          --------------------------


Item 6.   Reliance on Section 85(2) of the Act
          ------------------------------------

          N/A

Item 7.   Omitted Information
          -------------------

          None

Item 8.   Senior Officers
          ---------------

          David Bennett, President and Chief Executive Officer


Item 9.   Statement of Senior Officer
          ---------------------------

          The foregoing accurately discloses the material change referred to herein.


May 17, 2002   /s/ David Bennett
               ----------------------------------------------
               David Bennett, President/Chief Executive Officer

               Place of Declaration: Wellington, New Zealand
               ---------------------------------------------

         Indo-Pacific advises on Goldie Pool - New Joint Venture Status

Wellington, New Zealand - May 17, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (INDOF) advises that the sale by Shell to Greymouth Petroleum Acquisition Co
Ltd of Auckland, NZ of its total 59.57% of PMP 38148, in which all the Ngatoro and Goldie pools are situated, was finally completed in late April. Greymouth Petroleum is a private New Zealand company, of which the principals are Mr M Dunphy and Mr J Sturgess. In informal discussion, and on a without prejudice basis, Greymouth have asserted they are entitled to a greater equity in the Goldie project. The Company disputes the basis of Greymouth's assertion, but it advises that if sustained it would, inter alia, require an additional cash payment by Greymouth to the company over that already made to the company by Shell; and that given the outstanding sole risk premium payment, the overall financial result to the Company may be more or less than at present depending on future oil prices, reservoir performance and other operational factors. Greymouth have also advised that there may be other matters on which they seek resolution.

On other matters we advise that as at 0600 NZST May 17, the Waingaromia-2 well in PEP 38330, onshore East Coast Basin, New Zealand, was coring ahead at a depth of 580 feet and the Huinga-1B well in onshore Taranaki was drilling ahead at a depth of 11,900 feet. The Goldie-1 well is presently shut-in, and discussions to link in and sell the gas associated with oil production from Goldie are in progress. No action has yet been taken with regard to the previously announced intended issue of units to Trans-Orient Petroleum Ltd.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com
          --------------------------        ------------------

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.